





TIMKEN



it's not about orange

2004
annual report

TIMKEN

We've used our bright orange logo to promote The Timken Company brand for much of our 106-year-old history. It's on every sign, business card, truck, brochure – and more. And we expect it to work even harder on our behalf in the future.

Today, The Timken Company is a leading global manufacturer of highly engineered bearings and alloy steels and a provider of related products and services. 2004 sales were $4.5 billion, and we operate in 26 countries and have 26,000 associates worldwide.

Our vision: We are dedicated to improving our customers' performance by applying our knowledge of friction management and power transmission to deliver unparalleled value and innovation all around the world.

To learn more, visit
www.timken.com

Contents

3 Corporate Profile



5 Shareholder Letter 8 Feature 18 Financial Review 68 Directors 70 Officers & Executives 71 Shareholder Information

Portfolio	Markets	Outlook
• Bearings, including ball, tapered, needle, cylindrical and spherical roller • Housed bearing units • High-performance bearing solutions, including debris-resistant bearings, engineered surfaces and the Spexx® line of high-performance bearings for extreme environments • Related products, such as precision ground components, sensor products, maintenance tools, lubricants and single-point lubricators • Related services, including customer training programs and refurbishing and repair services for bearings, chocks and rolls • Online services, including access to ordering and inventory through the Timken store @ PTplace.com and Endorsia.com	• Distribution Management – Automotive aftermarket, industrial aftermarket, E-business & logistics • Industrial Equipment – Heavy industry, power transmission & consumer/super precision • Off-Highway – Agriculture, construction, hydraulics, industrial trucks, mining & advanced power drives • Rail – Freight cars, high-speed rail, locomotives & passenger cars • Aerospace and Defense – Accessory power systems, air-frame, engines and gearboxes, instruments, landing gear & weapons systems	• The Industrial Group expects continued growth in construction, mining and power transmission markets, fueled by robust demand for raw materials, strong global industrial markets and a weak U.S. dollar. Slower growth in agriculture is expected as crop prices begin to fall and benefits of accelerated depreciation expire. Commercial aerospace shipments are expect to increase. • In 2005, the Industrial Group will focus on accelerating growth toward initiatives in Asia and the distribution business. • In distribution markets, the Industrial Group anticipates continued strong growth in the Americas and Asia and moderate growth in Europe. Globally, the automotive aftermarket is expected to continue its solid growth due to the increase in vehicle population and miles driven per vehicle; growth in Asian markets such as China is expected to be very aggressive.
• Tapered and needle roller bearings • Integrated package bearings • Steering column products • Engine products	• Chassis market, including axle, wheel-end and steering applications • Powertrain market, including automatic and manual transmission, engine and body and accessory applications	• The Automotive Group expects North American light vehicle production to be slightly down in 2005. North American medium- and heavy-duty truck production should remain strong with percentage growth in high single digits. • In 2005, the Automotive Group expects to continue driving profitable growth through new product introductions and improved market penetration. As contracts mature, price increases are expected to improve recovery of high raw material costs.
• Alloy steel bars and tubing • Specialty steel • Precision steel components	• Automotive • Bearing • Industrial • Tool Steels • Distribution • Aerospace • Energy	• End markets for steel are expected to continue to be strong in 2005. Raw material costs, including scrap steel and alloys, and energy prices are expected to remain high through 2005. Steel Group surcharge mechanisms are expected to recover a significant portion of these costs. Annual 2005 contracts provide for price increases.









Business Highlights

Industrial

- The Industrial Group is a global leader in friction management solutions, serving a diverse range of original equipment manufacturers and aftermarket distributors. The Group is divided into five businesses: distribution; industrial equipment; off-highway; rail; and aerospace and defense.
- In 2004, the Industrial Group:
  - Benefited from a rapid cyclical upturn in global markets, resulting in significant sales growth in agriculture, construction, rail, mining and mechanical power transmission applications and strong profitability.
  - Recovered a significant portion of increases in raw material costs.
  - Continued to expand global reach, most notably growing sales in China by more than 30%.
  - Continued to expand its portfolio through new products, such as condition monitoring systems and new lines of lubricants.
  - Added new services through the acquisition of SES Technical Group, a specialist in vibration analysis, infrared thermography, continuous monitoring systems, wear particle analysis and 24-hour emergency service.
  - Expanded capabilities in the aerospace and defense markets through the acquisition of Alcor Engine Company, a leading producer of direct replacement parts for gas turbine engines and components used in the aviation industry.

Automotive

- The Automotive Group is a global industry leader in friction management solutions for automotive original equipment manufacturers. Its products serve a broad range of light trucks, sport utility vehicles, passenger cars and medium/heavy trucks. Applications include wheel-ends, steering, axles, engines and transmissions. More than 60 percent of Timken's automotive sales are to the top five global automakers.
- In 2004, the Automotive Group:
  - Introduced new products and technologies valued at nearly $100 million for new vehicle platforms, including a front axle package bearing for Ford heavy-duty series pick-up trucks and a wheel bearing package solution for the Nissan QW sport utility vehicle platform.
  - Expanded the product portfolio to include total solutions beyond traditional product lines.
  - Benefited from robust demand in North American and European medium- and heavy-duty truck markets, up more than 30% over the prior year.
  - Improved operations performance significantly, partially mitigating the impact of escalating raw material costs.

Steel

- The Steel Group is a leader in alloy steel, specialty steel and precision steel components and serves a diverse range of customers.
- In 2004, the Steel Group:
  - Achieved strong profitability, following a loss in 2003, despite record high raw material and energy costs.
  - Achieved all-time production and shipment records, leveraging the strength in markets served.
  - Expanded steel supply for North American manufacturing operations of foreign companies, including the transfer of product technology from Sumitomo Metals Kokura for Honda crankshaft and hub applications.
  - Secured an order for a joint six-speed transmission program between Ford and General Motors that puts more than 35 different precision steel components in each transmission.
  - Launched $35 million in new precision steel components products.







Financial Summary

	2004	2003
(Thousands of dollars, except per share data)		
Net sales	**$4,513,671**	$3,788,097
Impairment and restructuring charges	**13,434**	19,154
Income before income taxes	**199,779**	60,802
Provision for income taxes	**64,123**	24,321
Net income	**$ 135,656**	$ 36,481
Earnings per share	**$ 1.51**	$ .44
Earnings per share - assuming dilution	**$ 1.49**	$ .44
Dividends per share	**$ .52**	$ .52









James W. Griffith, President and Chief Executive Officer, left, with W. R. Timken, Jr., Chairman

To Our Shareholders

2004 was about delivering value to our customers and shareholders.

With the steps we have taken to improve our competitiveness, we were well-equipped to capitalize on the rebound in global industrial markets. The result: record sales and strong earnings growth, despite unprecedented high raw material costs.

For shareholders, our total return was 33%, including dividends reinvested, versus 11% for the S&P 500. Our stock closed the year at $26.02, the highest year-end close since 1997, and continued to do well in the first few months of 2005. Shareholders' equity increased $180 million over 2003. In early 2005, we raised our dividend to 15 cents per share, making it the 331st consecutive dividend paid on Timken common stock.

Our improved performance has been noted by leading business media. We are once again among the *Fortune* 500, our first listing since 1995. In 2005, we were named to the *Forbes* Platinum 400 as one of America's Best Managed Companies, returning to the list for the first time since 1999. We also were named one of the 100 Best Corporate Citizens for 2004 by *Business Ethics.*

It's about getting results

Delivering value in 2004 meant getting results.

- We achieved record sales of $4.5 billion, 19% higher than 2003, while net income of $135.7 million nearly quadrupled, compared to the prior year.
- Our strengthened balance sheet reflects total debt of $779 million, or 38% of total capital, compared with 40% in 2003. We decreased our leverage even with increased cash needs for working capital requirements, capital expenditures and pension plan contributions.
- We made rapid progress in integrating our largest acquisition ever, The Torrington Company. We recorded $80 million in integration savings, one year ahead of our 2005 target, and made significant operational improvements in the company.
- Our supply chain initiatives demonstrated improved efficiency with improved working capital utilization.

While we improved performance in 2004, we also strengthened our foundation for the future.

- We expanded our engineering and research center in Bangalore, India, to better respond to customer needs and continued growth.
- We completed construction of a new joint-venture bearing plant in Suzhou, China.
- We expanded our product lines through the small but strategic acquisitions of Alcor Engine Company and SES Technical Group, which provide parts and component repair for gas turbine engines and vibration monitoring and diagnostic services.

These achievements reflect the benefits of redefining our company, an effort we began in late 1999. The work we undertook in reorganizing, restructuring and implementing new value-oriented strategies helped us weather the recent industrial recession. Now it is helping us deliver significantly improved profitability as global industrial markets have rebounded.

It's about customers

The complexity of changing a 106-year-old company cannot be overstated. Most people still think of Timken as a bearings and steel manufacturing company. Yet bearings and steel are just part of what we deliver to our customers. We create value by reducing friction and making our customers' products perform better. And when our customers' products perform better, we perform better, generating higher returns for our shareholders. At the same time, reducing friction lowers energy consumption – an ever-increasing priority for our world.

Our strength is based on core technologies of friction management, ferrous metallurgy and power transmission. The difference between the old and new ways of thinking about Timken is more than semantics; it's a philosophy that differentiates us from the competition. We will continue to transform ourselves to meet our customers' ever-changing needs.

We strive to bring highly innovative products and solutions to manufacturers and end users. In 2004, we leveraged the broader product lines gained through the Torrington acquisition and expanded the distribution of new offerings, such as lubrication products, sealing solutions and automotive service parts. Just one example of a better approach for customers is the new lead-free forging steel we developed for Honda in conjunction with our technical alliance partner, Sumitomo Metals. This new steel is improving the performance of Honda engines, while protecting the environment.

It's about working the plan

Strong execution in the Steel Group resulted in record sales and shipments in 2004. Contributing to the group's improved profitability was the global industrial recovery and a weaker U.S. dollar. New pricing mechanisms that responded to escalating raw material costs allowed profitability to rebound and are expected to continue to deliver shareholder value in 2005.

Results in our Automotive Group improved. Cost-reduction efforts led by Lean Six Sigma manufacturing techniques drove significant savings and were supplemented by new product launches and stronger markets for medium- and heavy-duty trucks. These positives were offset by escalating raw material costs that reduced profitability, as long-term contracts allowed only modest recovery of price increases. We expect 2005 performance to benefit from additional product launches and improved recovery of higher raw material costs as contracts mature.

The Industrial Group continues to implement its strategy, with strong performance in 2004 that leveraged the industrial market recovery and a broader range of globally competitive products and services. Even with higher raw material costs, the group improved profitability, achieving a 10% EBIT margin, up almost 200 basis points over the previous year.

We made significant improvements in our manufacturing base with expansions in Poland, Romania, China and the United States.

At the end of 2004, we launched a new initiative – Project ONE (Our New Enterprise) – to redesign the way we do business. This multi-year undertaking is aimed at improving our business processes and systems. Project ONE is intended to maximize our efficiency, increase our speed and agility, improve customer service and support the company's future growth.

It's about responding to change

The swift and strong recovery in industrial markets was both welcome and a challenge, as it strained supply chains.

While our associates responded, we still are not satisfied with our customer service levels. We increased capacity in 2004 and will invest more in strategic capacity expansions in the coming year.

The record raw material price increases have been a short-term challenge, but could be a long-term opportunity for Timken. We believe higher prices will continue to fuel investments in mining, oil and gas drilling and related industrial equipment, which will, in turn, drive demand for our products.

In 2004, we continued to rebalance our portfolio of businesses to strengthen our competitive abilities. In addition to acquiring product-line extensions in our Industrial Group, we sold certain non-strategic assets. We also continue to carefully assess opportunities within our markets to determine in which areas we will or will not participate.

It's about thinking globally

Industrial development in Asia, the most rapid the world has seen since the post-World War II boom of the 1950s, has led to significant growth prospects for Timken in this emerging market.

Over the past year and a half, we have added many new sales, service and application engineers in China and India to serve customers in Asia. For our growing technical staff in Bangalore, we opened expanded facilities in 2004, as previously mentioned. We have had more than 30% growth in industrial bearing sales to Chinese markets in each of the last two years.

We also continue to increase our manufacturing presence in Asia. In addition to our new bearing facility in Suzhou, we broke ground for a modern bearing plant in Wuxi, China. As we expand in Asia with more manufacturing and technical capabilities, we are strengthening the management organization responsible for executing our growth strategies.

It's about people

In 2004, Timken associates around the globe stepped up to incredible challenges presented by rising demand for our products and services. We thank them for their contributions, their commitment to excellence and their role in our ongoing growth.

During the year, our leadership team adapted to reflect our focus on key priorities. Jacqui Dedo joined us as president – Automotive in March 2004. Roger Lindsay was named to the newly created role of senior vice president – Asia Pacific. Chris Coughlin was appointed senior vice president of Project ONE, and Don Walker was appointed senior vice president – Human Resources and Organizational Advancement. With these new assignments, and the talents of our entire management team, we expect continued improvement in our ability to grow profitably.

We also built on the strength that has typified our Board of Directors. We welcomed two new directors: Phillip R. Cox, president and chief executive officer of Cox Financial Services, and Jerry J. Jasinowski, president of The Manufacturing Institute. Jay Precourt has chosen not to stand for re-election in 2005. We thank him for the knowledge and expertise he has shared with us, and we welcome the fresh insights and perspectives of our new members.

It's about all that Timken stands for

Companies exist to create value for customers and shareholders alike. That we're now in our second century demonstrates this is a lesson well-learned at The Timken Company. We believe we have the best people, the strongest ethics, the most innovative technology and the highest quality, all focused on delivering to customers what they need to be more successful.

Companies thrive when they continue to define and redefine themselves to keep pace with changing customer needs and market demands. That's what Timken is all about. It's our willingness to transform our business, whenever necessary, that will carry us through the years ahead – and to ever greater value creation for our customers and our shareholders.



W.R. Timken, Jr.
Chairman



James W. Griffith
President and
Chief Executive Officer



March 1, 2005


it's about

the view.

In Paris, the panoramic view from the Eiffel Tower inspires millions of visitors. Timken® bearings in the north elevator of the Eiffel Tower have helped more than 160 million sightseers reach the top of the famous landmark safely and dependably. In 2004, an elevator modernization project revealed the original bearings – still in excellent condition after 40 years of service. To assure a great view for visitors for years to come, Timken engineers replaced the existing bearings with a more advanced design that packs more power into the same-size bearing.

We view our reputation for reliability and the confidence it inspires as a key reason why people continue to choose the Timken brand. That confidence translates into opportunities to serve customers with new products and services and leading-edge technologies.

In the medical imaging field, for example, we're working to give doctors a more precise view of the human body. As a leader in super precision bearings used in medical CAT scan equipment, we're working with equipment makers in North America and Europe to develop proprietary technologies for increasingly higher resolution of diagnostic images.



More than 80% of Timken innovations are direct responses to problems posed by customers. In 2004, we committed more than $58 million to research and development and created nearly 2,000 prototypes for customers, as we continued to strengthen our technology base and feed our product pipeline.

it's about the

Millions of miles away from Earth, we helped NASA achieve a successful mission on the surface of Mars. Our Timken super precision bearings played a critical role in the two Mars Rovers that explored the surface of the Red Planet. The bearings were included in many mechanized parts on the Rovers, including the gearboxes, solar panel drives, rock abrasion tool drives and actuators that deployed and maneuvered the cameras.

Performing well in harsh environments and on critical missions is nothing new to us. Whether it's debris-resistant bearings for mining equipment in Australia, alloy steel for oil drilling in the Gulf of Mexico or high-performance bearings for gearboxes of military helicopters in Afghanistan and Iraq, Timken quality differentiates our products in many challenging applications worldwide.



Our mission is continuous improvement in customer satisfaction – making Timken our customers' first choice every time. In 2004, we added capacity and increased management resources focused on improving customer service. We launched a new distribution order management system that enables our U.S. and Canadian distributors to place one order for all branded products, and we expanded our e-business site to include more products and geographic locations. We are working harder than ever to deliver more of the types of products and services that our customers truly value.

mission.



The world is a busy place these days. For Timken, that means extending our reach with the global resources and expertise necessary to support our customers wherever they may be growing.

In 2004, Timken provided AP-2™ rail bearings for Spain's new Talgo 350 high-speed train, which will shuttle passengers from Madrid to Barcelona at speeds of up to 350 km/h (218 mph). The U.S. rail industry adopted a new version of the AP-2 design as the bearing standard for a new-generation railcar developed for heavier loads. North American freight car production is at its highest level in four years, and it is expected to continue growing. Emerging rail markets in Russia, Brazil and China provided additional growth opportunities in 2004. Timken railroad bearings are now installed on Moscow Rail, an operator of 450 commuter trains serving the Russian capital.

During 2004, Timken supported social development activities in South Africa by announcing its intention to sell a 26% stake in Timken South Africa's rail bearing division to a partner in the Black Economic Empowerment movement. Operating as Timken Bearing Services South Africa, the new company will serve South African rail customers.

In Asia, we are increasing our management, engineering and customer service capabilities to support accelerating growth. Our Singapore Logistics Centre, which serves all Asian distributors, continues to grow, with sales through that facility nearly doubling in 2004.

In China, we established a new structure to manage all of our activities in that country and make it easier for customers to do business with us. Our industrial bearing sales to China have grown more than 30% each of the past two years, as we continue to support the rapid rise in power generation and heavy industries. In 2004, we expanded capacity at our Yantai, China, plant by nearly 40% and began bearing production in Suzhou, China. We launched an expansion of operations in Wuxi, China, after acquiring the remaining interest in a joint venture there. Production at a new plant will begin in 2005.

In India, increased demand for bearings and industrial services has spurred double-digit sales growth over the past two years. We established our fourth on-site operation to provide management and maintenance of our rolling mill customers' roll shops.







it's about



the reach.



it's about solutions.

Our strategy for growth is to capitalize on Timken's core strength – providing total solutions that improve our customers' product performance. Recently, we've begun applying Lean Six Sigma methodologies to our design process. Our objective is to connect more closely with customers' needs by better evaluating the critical attributes of products we're designing, react more quickly to design changes and increase our speed to market.

Wind-generation of electricity is a growing market in Europe, the U.S. and Asia. By 2010, global wind power capacity will grow to four times today's level. Timken is providing design solutions to the leading U.S. and European wind turbine manufacturers and gearbox suppliers, using our knowledge of bearings and gear drives. Timken bearings and bearing packages are used in the gearbox and main rotor support of wind turbines. With our engineering expertise, we are helping our customers improve wind power's reliability and efficiency.

Increasingly, our solutions include Timken bearings and steel as part of integrated packages and assemblies. One example is our wheel-hub-and-bearing units that reduce vehicle assembly time and improve brake performance.

Some Timken solutions may not contain any bearings, yet they reflect our extensive knowledge of friction management. For example, in 2004, *Plant Engineering* magazine voted our single-point lubricators Product of the Year. These devices help improve industrial maintenance by applying precise amounts of lubricants to bearings, chains, guideways, gears and seals. It's another example of how we've tapped our expertise in friction management to create total solutions beyond the bearing.

Our knowledge of materials science is also helping us solve problems for bearing and steel customers. For example, we're working with Caterpillar Inc. engineers to produce a steel cylinder liner for large diesel engines, providing significant advantages over the original cast-iron surface. The liners serve as the interface between the pistons and engine block. The steel liners permit higher operating pressures and temperatures, which reduce emissions and improve fuel economy.



it's about the finish.

In the ultra-competitive world of auto racing, even small changes make a difference. At last year's Indianapolis 500, Timken technology in engineered surfaces helped bring Buddy Rice and the Rahal-Letterman Racing Team to the Winner's Circle. Engineered surfaces address performance limitations at a microscopic level – changing physical and chemical surface properties in order to reduce friction and wear. Following an IRL rule change in 2004 that standardized racecar gearboxes, the Rahal-Letterman team looked for new ways to reduce gearbox power losses. The answer was to apply Timken's ES320 process – a super-finishing treatment with an engineered coating that has twice the hardness and half the friction of base steel – to certain gearbox components. This change, in addition to applying fuel-efficient modifications to several roller bearings, noticeably improved performance – reducing gearbox power losses by an estimated 3 to 5 horsepower and increasing fuel-efficiency.



Timken's superior knowledge of friction management, materials science and precision manufacturing and our focus on customer-driven innovation continue to lead us into new areas beyond bearings and steel. From engineered surfaces to "smart" products that use sensors to gather critical data and improve efficiency, performance and safety, our range of products and services that give our customers a winning advantage continues to grow.


Firestone
ARGENT
MORTGAGE
Pioneer

Financial Information

Contents

19 *Management's Discussion and Analysis of Financial Condition and Results of Operations*

38 *Consolidated Statement of Income*

39 *Consolidated Balance Sheet*

40 *Consolidated Statement of Cash Flows*

41 *Consolidated Statement of Shareholders' Equity*

42 *Notes to Consolidated Financial Statements*
Significant Accounting Policies

44 *Acquisitions*

46 *Earnings Per Share*
Accumulated Other Comprehensive Loss
Financing Arrangements

48 *Impairment and Restructuring Charges*

49 *Contingencies*

50 *Goodwill and Other Intangible Assets*

52 *Stock Compensation Plans*

53 *Financial Instruments*
Research and Development
Equity Investments

54 *Retirement and Postretirement Benefit Plans*

58 *Segment Information*

60 *Income Taxes*

62 *Report of Management on Internal Control over Financial Reporting*
Management Certifications
Report of Independent Registered Public Accounting Firm

64 *Forward-Looking Statements*

65 *Quarterly Financial Data*

66 *Summary of Operations and Other Comparative Data*

68 *Board of Directors*

70 *Officers and Executives*

71 *Shareholder Information*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Introduction

The Timken Company is a leading global manufacturer of highly engineered antifriction bearings and alloy steels and a provider of related products and services. Timken operates under three segments: Automotive Group, Industrial Group and Steel Group.

The Automotive and Industrial Groups design, manufacture and distribute a range of bearings and related products and services. Automotive Group customers include original equipment manufacturers of passenger cars, light trucks, and medium- to heavy-duty trucks and their suppliers. Industrial Group customers include both original equipment manufacturers and distributors for agriculture, construction, mining, energy, mill, machine tooling, aerospace, and rail applications. Steel Group products include different alloys in both solid and tubular sections, as well as custom-made steel products, for both automotive and industrial applications, including bearings.

On February 18, 2003, Timken acquired The Torrington Company (Torrington), also a leading bearing manufacturer, for approximately $840 million. The acquisition strengthened Timken's market position among global bearing manufacturers, while expanding Timken's product line with complementary products and services and offering significant cost savings opportunities for the combined organization.

Financial Overview

For 2004, The Timken Company reported net sales of approximately $4.5 billion, an increase of approximately 19 percent from 2003. Sales were higher across all three business segments. For 2004, earnings per diluted share were $1.49, compared to $0.44 per diluted share for 2003.

The company achieved record sales and strong earnings growth, compared to 2003, despite unprecedented high raw material costs. In 2004, the company leveraged higher volume from the industrial recovery, implemented surcharges and price increases to begin to recover high raw material costs, and continued to expand in emerging markets. The integration of Torrington continued in 2004, with savings from purchasing synergies, workforce consolidation and other integration activities. During 2004, the company divested certain non-strategic assets and completed two small acquisitions, which enhanced its industrial product and service capabilities.

The company expects the improvement in industrial demand to continue in 2005. In the face of this strong demand, the company will continue to focus on growth, improving margins, customer service and productivity. As a result of strategic actions, including the Torrington acquisition, the company has a more diversified product portfolio and increased capacity to capitalize on strong markets. In 2005, the company expects improved performance for each of its three segments due to increased productivity, price increases and surcharges, which are expected to recover a significant portion of raw material cost increases.

In 2004, the Automotive Group's net sales increased from 2003 due to increased light vehicle penetration from new products, strong medium and heavy truck production and favorable foreign currency translation. The Automotive Group's profitability benefited from higher sales and improved operating performance, but was negatively impacted by higher raw material costs.

In 2004, the Industrial Group's net sales increased from 2003 due to higher global demand (notably construction, agriculture, rail and general industrial equipment), increased prices and favorable foreign currency translation. In addition to the increased sales volume, profit for the Industrial Group benefited from operating cost improvements and price increases.

In 2004, the Steel Group's net sales increased from 2003 due to surcharges and price increases, which were driven by higher raw material costs, as well as increased volume. Demand increased across steel customer segments, led by strong industrial demand. The Steel Group's profitability improved significantly due to leveraging high volume and the recovery of raw material increases through surcharges and price increases.

The Statement of Income

2004 compared to 2003

Overview:

	2004	2003	$ Change	% Change
(Dollars in millions, except earnings per share)				
Net sales	**$ 4,513.7**	$ 3,788.1	$ 725.6	19.2%
Net income	**$ 135.7**	$ 36.5	$ 99.2	271.8%
Earnings per share - diluted	**$ 1.49**	$ 0.44	$ 1.05	238.6%
Average number of shares - diluted	**90,759,571**	83,159,321	-	9.1%

Sales by Segment:

	2004	2003	$ Change	% Change
(Dollars in millions, and exclude intersegment sales)				
Automotive Group	**$ 1,582.2**	$ 1,396.1	$ 186.1	13.3%
Industrial Group	**1,709.8**	1,498.8	211.0	14.1%
Steel Group	**1,221.7**	893.2	328.5	36.8%
Total company	**$ 4,513.7**	$ 3,788.1	$ 725.6	19.2%

The Automotive Group's net sales benefited from increased light vehicle penetration from new products, strong medium and heavy truck production and favorable foreign currency translation. The Industrial Group's net sales increased due to higher demand, increased prices and favorable foreign currency translation. Many end markets recorded substantial growth, especially construction, agriculture, rail, and general industrial equipment. For both the Automotive and Industrial Groups, a portion of the net sales increase was attributable to Torrington's results only being included from February 18, 2003, the date it was acquired. The increase in the Steel Group's net sales resulted primarily from surcharges and price increases, which were driven by higher raw material costs, as well as increased volume. Demand increased across steel customer segments, led by strong industrial demand.

Gross Profit:

	2004	2003	$ Change	% Change
(Dollars in millions)				
Gross profit	**$ 838.6**	$ 639.1	$ 199.5	31.2%
Gross profit % to net sales	**18.6%**	16.9%	-	1.7%
Integration and special charges included in cost of products sold	**$ 4.5**	$ 3.4	$ 1.1	32.4%

Gross profit for 2003 included a reclassification of $7.5 million from cost of products sold to selling, administrative and general expenses for Torrington engineering and research and development expenses to be consistent with the company's 2004 cost classification methodology. Gross profit in 2004 benefited from higher sales and volume, strong operating performance and operating cost improvements. Gross profit was negatively impacted by higher raw material costs, although the company recovered a significant portion of these costs through price increases and surcharges. In 2004, integration charges related to the continued integration of Torrington. In 2003, integration and special charges related primarily to the integration of Torrington in the amount of $9.3 million and costs incurred for the Duston, England plant closure in the amount of $4.0 million. These charges were partially offset by curtailment gains in 2003 in the amount of $9.9 million resulting from the redesign of the company's U.S.-based employee benefit plans.

Selling, Administrative and General Expenses:

(Dollars in millions)	2004	2003	$ Change	% Change
Selling, administrative and general expenses	**$ 587.9**	$ 521.7	$ 66.2	12.7 %
Selling, administrative and general expenses % to net sales	**13.0%**	13.8%	-	(0.8)%
Integration charges included in selling, administrative and general expenses	**$ 22.5**	$ 30.5	$ (8.0)	(26.2)%

Selling, administrative and general expenses for 2003 included a reclassification of $7.5 million from cost of products sold. The increase in selling, administrative and general expenses in 2004 was due primarily to higher sales, higher accruals for performance-based compensation and foreign currency translation, partially offset by lower integration charges. The decrease between years in selling, administrative and general expenses as a percentage of net sales was primarily the result of the company's ability to leverage expenses on higher sales, continued focus on controlling spending, and savings resulting from the integration of Torrington.

The integration charges for 2004 related to the continued integration of Torrington, primarily for information technology and purchasing initiatives. In 2003, integration charges included integration costs for the Torrington acquisition of $27.6 million and curtailment losses resulting from the redesign of the company's U.S.-based employee benefit plans of $2.9 million.

Impairment and Restructuring Charges:

(Dollars in millions)	2004	2003	$ Change
Impairment charges	**$ 8.5**	$ 12.5	$ (4.0)
Severance and related benefit costs	**4.2**	2.9	1.3
Exit costs	**0.7**	3.7	(3.0)
Total	**$ 13.4**	$ 19.1	$ (5.7)

In 2004, the impairment charges related primarily to the write-down of property, plant and equipment at one of the Steel Group's facilities. The severance and related benefit costs related to associates who exited the company as a result of the integration of Torrington. The exit costs related primarily to facilities in the U.S.

In 2003, impairment charges represented the write-off of the remaining goodwill for the Steel Group in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," of $10.2 million and impairment charges for the Columbus, Ohio plant of $2.3 million. The severance and related benefit costs of $2.9 million related to associates who exited the company as a result of the integration of Torrington and other actions taken by the company to reduce costs. The exit costs were comprised of $3.0 million for the Columbus, Ohio plant and $0.7 million for the Duston, England plant. The Duston and Columbus plants were closed as part of the company's manufacturing strategy initiative (MSI) program in 2001. The additional costs that were incurred in 2003 for these two projects were the result of changes in estimates.

The company continues to evaluate the competitiveness of its operations and may from time to time determine to close operations that are not competitive. The company may incur charges associated with the closure of such operations in future periods that may be material.

In May 2004, the company announced a plan to begin closing its three bearing plants in Canton, Ohio. In June 2004, the company and the United Steelworkers of America (Union) began the "effects bargaining" process. In July 2004, the company and the Union agreed to enter into early formal negotiations over the current labor contract, which expires in September 2005. Because the company and the Union are still in discussions, final decisions have not been made regarding the plant closings, including the timing, the impact on employment, and the magnitude of savings and charges for restructuring, which could be material. Therefore, the company is unable to determine the impact of these plant closings in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

Interest Expense and Income:

(Dollars in millions)		**2004**		2003		$ Change
Interest expense	**$**	**50.8**	$	48.4	$	2.4
Interest income	**$**	**1.4**	$	1.1	$	0.3

Interest expense increased due primarily to higher average debt balances during 2004, compared to 2003.

Other Income and Expense:

(Dollars in millions)		**2004**		2003		$ Change
CDSOA receipts, net of expenses	**$**	**44.4**	$	65.6	$	(21.2)
Impairment charge – equity investment	**$**	**-**	$	(45.7)	$	45.7
Gain on divestitures of non-strategic assets	**$**	**16.4**	$	2.0	$	14.4
Loss on dissolution of subsidiary	**$**	**(16.2)**	$	-	$	(16.2)
Other	**$**	**(32.6)**	$	(12.0)	$	(20.6)
Other expense – net	**$**	**(32.4)**	$	(55.7)	$	23.3

U.S. Continued Dumping and Subsidy Offset Act (CDSOA) receipts are reported net of applicable expenses. In addition, amounts received in 2003 are net of a one-time repayment of $2.8 million, due to a miscalculation by the U.S. Treasury Department, of funds received by the company in 2002. CDSOA provides for distribution of monies collected by U.S. Customs from antidumping cases to qualifying domestic producers where the domestic producers have continued to invest in their technology, equipment and people. In 2004, the CDSOA receipts of $44.4 million were net of the amounts that Timken delivered to the seller of the Torrington business, pursuant to the terms of the agreement under which the company purchased Torrington. In 2003 and 2004, Timken delivered to the seller of the Torrington business 80% of the CDSOA payments received in 2003 and 2004 for Torrington's bearing business. Timken is under no further obligation to transfer any CDSOA payments to the seller of the Torrington business. The company cannot predict whether it will receive any additional payments under CDSOA in 2005 or, if so, in what amount. If the company does receive any additional CDSOA payments, they will most likely be received in the fourth quarter. In September 2002, the World Trade Organization (WTO) ruled that such payments are inconsistent with international trade rules. The U.S. Trade Representative appealed this ruling, but the WTO upheld the ruling on January 16, 2003. CDSOA continues to be in effect in the United States at this time.

During 2004, the company sold certain non-strategic assets, which included: real estate at its facility in Duston, England, which ceased operations in 2002, for a gain of $22.5 million; and the company's Kilian bearing business, which was acquired in the Torrington acquisition, for a loss of $5.4 million. In 2003, the gain related primarily to the sale of property in Daventry, England.

In 2004, the company began the process of liquidating one of its inactive subsidiaries, British Timken, which is located in Duston, England. The company recorded a non-cash charge of $16.2 million on dissolution, which related primarily to the transfer of cumulative foreign currency translation losses to the statement of income.

For 2004, "other expense, net" included losses on the disposal of assets, losses from equity investments, foreign currency exchange losses, donations, minority interests, and a non-cash charge for the adoption of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (FIN 46). For 2003, "other expense, net" included losses from equity investments, losses on the disposal of assets, foreign currency exchange gains, and minority interests.

During 2000, the company's Steel Group invested in a joint venture, PEL Technologies (PEL), to commercialize a proprietary technology that converts iron units into engineered iron oxide for use in pigments, coatings and abrasives. The company previously accounted for its investment in PEL, which is a development stage company, using the equity method. In the fourth quarter of 2003, the company concluded that its investment in PEL was impaired and recorded a non-cash impairment charge totaling $45.7 million. Refer to Note 12 – Equity Investments in the notes to consolidated financial statements for additional discussion.

Income Tax Expense:

	2004	2003	$ Change	% Change
(Dollars in millions)				
Income tax expense	**$ 64.1**	$ 24.3	$ 39.8	163.8 %
Effective tax rate	**32.1%**	40.0%	-	(7.9)%

Income tax expense for 2004 was positively impacted by tax benefits relating to settlement of prior years' liabilities, the changes in the tax status of certain foreign subsidiaries, earnings of certain subsidiaries being taxed at a rate less than 35%, benefits of tax holidays in China and the Czech Republic, tax benefits from extraterritorial income exclusion, and the aggregate impact of certain items of income that were not subject to income tax. These benefits were partially offset by the establishment of a valuation allowance against certain deferred tax assets associated with loss carryforwards attributable to a subsidiary, which is in the process of liquidation; state and local income taxes; and taxes incurred on foreign remittances. Management does not anticipate that the extent of the tax benefits relating to settlement of prior years' liabilities, the tax benefit from changes in tax status of foreign subsidiaries, and the tax charges associated with the establishment of the valuation allowance attributable to the subsidiary that is being liquidated will recur in the near future. The effective tax rate for 2003 exceeded the U.S. statutory tax rate as a result of state and local income taxes, withholding taxes on foreign remittances, losses incurred in foreign jurisdictions that were not available to reduce overall tax expense, and the aggregate effect of certain nondeductible expenses. The unfavorable tax rate adjustments were partially mitigated by benefits from extraterritorial income.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Jobs Act). The Jobs Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This deduction is subject to a number of limitations. As such, the company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. The company expects to finalize its assessment by June 30, 2005. The Jobs Act also contains a provision that will enable the company to deduct 3%, increasing to 9% by year 2010, of the income derived from certain manufacturing operations. Due to its net operating loss carryforward position, the company does not anticipate achieving any benefit from this provision in 2005.

Business Segments:

The primary measurement used by management to measure the financial performance of each Group is adjusted EBIT (earnings before interest and taxes, excluding the effect of amounts related to certain items that management considers not representative of ongoing operations such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, allocated receipts received or payments made under the CDSOA, loss on the dissolution of subsidiary, and acquisition-related currency exchange gains). Refer to Note 14 – Segment Information in the notes to consolidated financial statements for the reconciliation of adjusted EBIT by Group to consolidated income before income taxes.

Automotive Group:

	2004	2003	$ Change	% Change
(Dollars in millions)				
Net sales, including intersegment sales	**$ 1,582.2**	$ 1,396.1	$ 186.1	13.3 %
Adjusted EBIT	**$ 15.9**	$ 15.7	$ 0.2	1.3 %
Adjusted EBIT margin	**1.0%**	1.1%	-	(0.1)%

The Automotive Group includes sales of bearings and other products and services (other than steel) to automotive original equipment manufacturers. The Automotive Group's net sales in 2004 benefited from increased light vehicle penetration from new products, strong medium and heavy truck production and favorable foreign currency translation. Sales for light vehicle applications increased, despite lower vehicle production in North America. Medium and heavy truck demand continued to be strong primarily due to a 37% increase in North American vehicle production. A portion of the net sales increase was attributable to the acquisition of Torrington. The Automotive Group's profitability in 2004 benefited from higher sales and strong operating performance, but was negatively impacted by higher raw material costs. The Automotive Group expects to improve its ability to recover these higher raw material costs in the future as multi-year contracts mature. In 2005, the company expects that North American and European vehicle production will be down slightly and medium and heavy truck production will grow, but at a lower rate than in 2004.

Industrial Group:

(Dollars in millions)	**2004**	2003	$ Change	% Change
Net sales, including intersegment sales	**$ 1,711.2**	$ 1,499.7	$ 211.5	14.1%
Adjusted EBIT	**$ 177.9**	$ 128.0	$ 49.9	39.0%
Adjusted EBIT margin	**10.4%**	8.5%	-	1.9%

Sales by the Industrial Group include global sales of bearings and other products and services (other than steel) to a diverse customer base, including: industrial equipment; construction and agriculture; rail; and aerospace and defense customers. The Industrial Group also includes aftermarket distribution operations for products other than steel. The Industrial Group's net sales in 2004 increased due to higher demand, increased prices and favorable foreign currency translation. Many end markets recorded substantial growth, especially construction, agriculture, rail, and general industrial equipment. A portion of the net sales increase was attributable to the acquisition of Torrington. Sales to distributors increased slightly in 2004, as distributors reduced their inventories of Torrington-branded products. The company expects this inventory reduction to continue in 2005. In addition to the increased sales volume, profit for the Industrial Group benefited from operating cost improvements and price increases. The company has seen a rapid increase in industrial demand and anticipates strong demand through 2005. The company continues to focus on increasing capacity, improving customer service, and exploring global growth initiatives.

Steel Group:

(Dollars in millions)	**2004**	2003	$ Change	% Change
Net sales, including intersegment sales	**$ 1,383.6**	$ 1,026.5	$ 357.1	34.8%
Adjusted EBIT (loss)	**$ 54.8**	$ (6.0)	$ 60.8	-
Adjusted EBIT (loss) margin	**4.0%**	(0.6)%	-	-

The Steel Group's products include steels of intermediate alloy, low alloy and carbon grades in both solid and tubular sections, as well as custom-made steel products, for both industrial and automotive applications, including bearings. The increase in the Steel Group's net sales in 2004 resulted primarily from surcharges and price increases, which were driven by higher raw material costs, as well as increased volume. Demand increased across all steel customer segments, led by strong industrial market growth. The strongest customer segments for the Steel Group were oil production, aerospace and general industrial customers. The Steel Group's profitability improved significantly in 2004 due to volume, raw material surcharges and price increases. Raw material costs, especially scrap steel prices, increased over 2003. The company recovered these cost increases primarily through surcharges. The Steel Group operated at near capacity during much of 2004, which the company expects to continue into 2005. Even though the company anticipates raw material costs to remain high through 2005, the company expects improved earnings with price increases in contracts effective for 2005.

During the second quarter of 2004, the company's Faircrest steel facility was shut down for 10 days to clean up contamination from a material commonly used in industrial gauging. This material entered the facility from scrap steel provided by one of its suppliers. In 2004, the company recovered all of the clean-up, business interruption and disposal costs in excess of $4 million of insurance deductibles.

2003 compared to 2002

Overview:

	2003	2002	$ Change	% Change
(Dollars in millions, except earnings per share)				
Net sales	**$ 3,788.1**	$ 2,550.1	$ 1,238.0	48.6 %
Income before cumulative effect of change in accounting principle	**$ 36.5**	$ 51.4	$ (14.9)	(29.1)%
Cumulative effect of change in accounting principle, net of tax	**$ -**	$ (12.7)	$ 12.7	-
Net income	**$ 36.5**	$ 38.7	$ (2.2)	(5.9)%
Earnings per share before cumulative effect of change in accounting principle - diluted	**$ 0.44**	$ 0.83	$ (0.39)	(47.0)%
Cumulative effect of change in accounting principle, net of tax	**$ -**	$ (0.21)	$ 0.21	-
Earnings per share - diluted	**$ 0.44**	$ 0.62	$ (0.18)	(29.0)%
Average number of shares - diluted	**83,159,321**	61,635,339	-	34.9 %

In 2002, the cumulative effect of change in accounting principle related to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." The goodwill impairment charge related to the company's Specialty Steel business.

Sales by Segment:

	2003	2002	$ Change	% Change
(Dollars in millions, and exclude intersegment sales)				
Automotive Group	**$ 1,396.1**	$ 752.8	$ 643.3	85.5%
Industrial Group	**1,498.8**	971.5	527.3	54.3%
Steel Group	**893.2**	825.8	67.4	8.2%
Total company	**$ 3,788.1**	$ 2,550.1	$ 1,238.0	48.6%

The increases in net sales in 2003 for both the Automotive and the Industrial Groups were primarily the result of the Torrington acquisition. The Automotive Group's net sales further benefited from the launch of new product platforms, the increasing demand in the medium and heavy truck segments, and favorable foreign currency translation. In addition to the effect of the Torrington acquisition, the Industrial Group's net sales increased in 2003 due to favorable foreign currency translation and improved sales to industrial distributors. The increase in the Steel Group's net sales in 2003 was due primarily to penetration gains in industrial markets and increased demand from automotive and industrial customers.

Gross Profit:

	2003	2002	$ Change	% Change
(Dollars in millions)				
Gross profit	**$ 639.1**	$ 469.6	$ 169.5	36.1 %
Gross profit % to net sales	**16.9%**	18.4%	-	(1.5)%
Reorganization and integration charges included in cost of products sold	**$ 3.4**	$ 8.5	$ (5.1)	(60.0)%

Gross profit increased in 2003, primarily due to the incremental sales volume from the Torrington acquisition. Gross profit for the Automotive Group benefited in 2003 from the additional sales volume, resulting from the Torrington acquisition; however, it was negatively impacted by additional costs associated with the restructuring of its manufacturing plants. During the last six months of 2003, the Automotive Group reduced employment by more than 750 associates. This action, along with others, improved the Automotive Group's productivity in the fourth quarter of 2003. In addition to the increased sales volume from the Torrington acquisition, gross profit for the Industrial Group benefited in 2003 from improved performance in Europe that was largely due to favorable foreign currency exchange, exiting of low-margin businesses and manufacturing cost reductions. Steel Group gross profit in 2003 was negatively impacted by extremely high costs for scrap steel, natural gas and alloys, which more than offset increased sales, raw material surcharges passed on to customers and higher capacity utilization.

In 2003, reorganization and integration charges included in cost of products sold related primarily to the integration of Torrington in the amount of $9.3 million and costs incurred for the Duston, England plant closure in the amount of $4.0 million. These charges were partially offset by curtailment gains in the amount of $9.9 million, resulting from the redesign of the company's U.S.-based employee benefit plans.

Selling, Administrative and General Expenses:

	2003	2002	$ Change	% Change
(Dollars in millions)				
Selling, administrative and general expenses	**$ 521.7**	$ 358.9	$ 162.8	45.4 %
Selling, administrative and general expenses % to net sales	**13.8%**	14.1%	-	(0.3)%
Reorganization and integration charges included in selling, administrative and general expenses	**$ 30.5**	$ 9.9	$ 20.6	208.0 %

Selling, administrative and general expenses in 2003 increased primarily due to the Torrington acquisition, costs incurred in the integration of Torrington and currency exchange rates. Even though the amount of selling, administrative and general expenses in 2003 increased from 2002 as a result of higher net sales, selling, administrative and general expenses as a percentage of net sales decreased to 13.8% in 2003 from 14.1% in 2002.

In 2003, reorganization and integration charges included in selling, administrative and general expenses reflected integration costs for the Torrington acquisition of $27.6 million and curtailment losses resulting from the redesign of the company's U.S.-based employee benefit plans of $2.9 million.

Impairment and Restructuring Charges:

	2003	2002	$ Change
(Dollars in millions)			
Impairment charges	**$ 12.5**	$ 17.9	$ (5.4)
Severance and related benefit costs	**2.9**	10.2	(7.3)
Exit costs	**3.7**	4.0	(0.3)
Total	**$ 19.1**	$ 32.1	$ (13.0)

In 2003, impairment charges represented the write-off of the remaining goodwill for the Steel Group in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," of $10.2 million and impairment charges for the Columbus, Ohio plant of $2.3 million. The severance and related benefit costs of $2.9 million related to associates who exited the company as a result of the integration of Torrington and other actions taken by the company to reduce costs. The exit costs were comprised of $3.0 million for the Columbus, Ohio plant and $0.7 million for the Duston, England plant. The Duston and Columbus plants were closed as part of the company's MSI program in 2001. The additional costs that were incurred in 2003 for these two projects were the result of changes in estimates. In 2002, the impairment charges and exit costs were related to the Duston, England and Columbus, Ohio plant closures. The severance and curtailment expenses related primarily to a salaried workforce reduction throughout the company.

Interest Expense and Income:

	2003	2002	$ Change
(Dollars in millions)			
Interest expense	**$ 48.4**	$ 31.5	$ 16.9
Interest income	**$ 1.1**	$ 1.7	$ (0.6)

The increase in interest expense in 2003 was due to the additional debt incurred as a result of the Torrington acquisition. Interest income was not significant in either year.

Other Income and Expense:

(Dollars in millions)	2003	2002	$ Change
CDSOA receipts, net of expenses	**$ 65.6**	$ 50.2	$ 15.4
Impairment charge – equity investment	**$ (45.7)**	$ -	$ (45.7)
Other expense, net	**$ (10.0)**	$ (13.4)	$ 3.4

CDSOA receipts are reported net of applicable expenses. In addition, amounts received in 2003 are net of a one-time repayment, due to a miscalculation by the U.S. Treasury Department of funds received by the company in 2002. The amounts received in 2003 related to the original Timken tapered roller, ball and cylindrical bearing businesses and the Torrington tapered roller bearing business. Pursuant to the terms of the agreement under which the company purchased the Torrington business, Timken must deliver to the seller of the Torrington business 80% of any CDSOA payments received in 2003 and 2004 related to the Torrington business.

During 2000, the company's Steel Group invested in PEL to commercialize a proprietary technology that converts iron units into engineered iron oxide for use in pigments, coatings and abrasives. The company previously accounted for its investment in PEL, which is a development stage company, using the equity method. In the fourth quarter of 2003, the company concluded that its investment in PEL was impaired due to the following indicators of impairment: history of negative cash flow and losses; 2004 operating plan with continued losses and negative cash flow; and the continued required support from the company or another party. Accordingly, the company recorded a non-cash impairment charge totaling $45.7 million, which is comprised of the PEL indebtedness that the company has guaranteed of $26.5 million and the write-off of the advances to and investments in PEL that the company has made of $19.2 million.

In 2003, "other expense, net" included losses from other equity investments, losses from the sale of assets, foreign currency exchange gains (including acquisition-related currency exchange gains), and one-time net gains from the sales of non-strategic assets. In 2002, "other expense, net" included foreign currency exchange losses, losses on the disposal of assets and losses from equity investments.

Income Tax Expense:

The effective tax rate was 40.0% for the years ended December 31, 2003 and 2002. The effective tax rate for both years exceeded the U.S. statutory tax rate, as a result of taxes paid to state and local jurisdictions, withholding taxes on foreign remittances, recognition of losses in jurisdictions that were not available to reduce overall tax expense, additional taxes on foreign income, and the aggregate effect of other permanently non-deductible expenses. The unfavorable tax rate adjustments were partially mitigated by benefits from extraterritorial income.

Business Segments:

Automotive Group:

(Dollars in millions)	**2003**	2002	$ Change	% Change
Net sales, including intersegment sales	**$ 1,396.1**	$ 752.8	$ 643.3	85.5 %
Adjusted EBIT	**$ 15.7**	$ 11.1	$ 4.6	41.4 %
Adjusted EBIT margin	**1.1%**	1.5%	-	(0.4)%

The Automotive Group includes sales of bearings and other products and services (other than steel) to automotive original equipment manufacturers. The increase in sales between years was primarily the result of the acquisition of Torrington. Strengthening medium and heavy truck markets, new product introductions and favorable foreign currency exchange rates further benefited the Automotive Group's net sales. The Automotive Group's results in 2003 reflected higher costs due to issues in the execution of the restructuring of its automotive plants and expenditures related to new ventures in China and a U.S.-based joint venture, Advanced Green Components. However, the Automotive Group began to see some improvement from the rationalization initiatives in the fourth quarter of 2003.

Industrial Group:

(Dollars in millions)	**2003**	2002	$ Change	% Change
Net sales, including intersegment sales	**$ 1,499.7**	$ 971.5	$ 528.2	54.4%
Adjusted EBIT	**$ 128.0**	$ 73.0	$ 55.0	75.2%
Adjusted EBIT margin	**8.5%**	7.5%	-	1.0%

Sales by the Industrial Group include global sales of bearings and other products and services (other than steel) to a diverse customer base, including: industrial equipment; off-highway; rail; and aerospace and defense customers. The Industrial Group also includes the financial results for Timken's aftermarket distribution operations for products other than steel. The sales increase between years was primarily the result of the acquisition of Torrington. Many of the markets served by the Industrial Group remained relatively flat during 2003. The Industrial Group benefited from improved performance in Europe that was largely due to favorable foreign currency exchange rates and improved results in the rail business, strong aftermarket sales to industrial distributors, exiting of low-margin business, and manufacturing cost reductions.

Steel Group:

	2003	2002	$ Change	% Change
(Dollars in millions)				
Net sales, including intersegment sales	**$ 1,026.5**	$ 981.3	$ 45.2	4.6%
Adjusted EBIT (loss)	**$ (6.0)**	$ 32.5	$ (38.5)	-
Adjusted EBIT (loss) margin	**(0.6)%**	3.3%	-	-

The increase in the Steel Group's net sales was primarily the result of penetration gains in industrial markets and increased demand from automotive and industrial customers, partially offset by lower intersegment sales. The Steel Group's results were negatively impacted by extremely high costs for scrap steel, natural gas and alloys, partially offset by increased sales, higher capacity utilization, implementation of new raw material surcharges and price increases.

The Balance Sheet

Total assets as shown on the Consolidated Balance Sheet at December 31, 2004 increased by $248.7 million from December 31, 2003. This increase was due primarily to increased working capital required to support higher sales.

Current Assets:

	12/31/04	12/31/03	$ Change	% Change
(Dollars in millions)				
Cash and cash equivalents	**$ 51.0**	$ 28.6	$ 22.4	78.3%
Accounts receivable, net	**717.4**	602.3	115.1	19.1%
Deferred income taxes	**90.1**	50.3	39.8	79.1%
Inventories	**874.8**	695.9	178.9	25.7%
Total current assets	**$ 1,733.3**	$ 1,377.1	$ 356.2	25.9%

The increase in cash and cash equivalents in 2004 was partially due to accumulated cash at certain debt-free foreign subsidiaries. Refer to the Consolidated Statement of Cash Flows for further explanation. The increase in accounts receivable, net was due primarily to sales being higher in the fourth quarter of 2004, compared to the fourth quarter of 2003. The increase in deferred income taxes related primarily to a reclassification of the benefit of certain loss carryforwards from non-current deferred income taxes. The increase in inventories was due primarily to increased volume and higher raw material costs.

Property, Plant and Equipment – Net:

	12/31/04	12/31/03	$ Change	% Change
(Dollars in millions)				
Property, plant and equipment - cost	**$ 3,622.2**	$ 3,503.8	$ 118.4	3.4 %
Less: allowances for depreciation	**(2,039.2)**	(1,893.0)	(146.2)	(7.7)%
Property, plant and equipment - net	**$ 1,583.0**	$ 1,610.8	$ (27.8)	(1.7)%

The decrease in property, plant and equipment – net in 2004 was due primarily to depreciation expense in excess of capital expenditures.

Other Assets:

(Dollars in millions)	12/31/04	12/31/03	$ Change	% Change
Goodwill	**$ 189.3**	$ 173.1	$ 16.2	9.4 %
Other intangible assets	**86.0**	91.5	(5.5)	(6.0)%
Intangible pension assets	**92.9**	106.5	(13.6)	(12.8)%
Miscellaneous receivables and other assets	**138.5**	130.1	8.4	6.5 %
Deferred income taxes	**76.8**	148.8	(72.0)	(48.4)%
Deferred charges and prepaid expenses	**38.8**	51.8	(13.0)	(25.1)%
Total other assets	**$ 622.3**	$ 701.8	$ (79.5)	(11.3)%

The increase in goodwill in 2004 was due primarily to the finalization of the purchase price allocation for the Torrington acquisition. Goodwill resulting from the Torrington acquisition was $56.9 million at December 31, 2004, compared to $47.0 million at December 31, 2003. During 2004, the Industrial Group completed two small acquisitions, which increased goodwill by $3.7 million. The decrease in deferred income taxes related primarily to a reclassification of certain loss carryforwards to current deferred income taxes.

Current Liabilities:

(Dollars in millions)	12/31/04	12/31/03	$ Change	% Change
Short-term debt	**$ 157.4**	$ 114.5	$ 42.9	37.5 %
Accounts payable and other liabilities	**520.2**	425.2	95.0	22.3 %
Salaries, wages and benefits	**343.4**	376.6	(33.2)	(8.8)%
Income taxes	**19.0**	78.5	(59.5)	(75.8)%
Current portion of long-term debt	**1.3**	6.7	(5.4)	(80.6)%
Total current liabilities	**$ 1,041.3**	$ 1,001.5	$ 39.8	4.0 %

The increase in short-term debt in 2004 was due primarily to additional borrowings as a result of working capital requirements due to increased volume and cash contributions to its U.S.-based pension plans. The increase in accounts payable and other liabilities was due primarily to an increase in trade accounts payable, resulting from increased production volume. The decrease in salaries, wages and benefits was due primarily to a decrease in the current portion of accrued pension cost, based upon the company's estimate of contributions to its pension plans in the next twelve months, partially offset by higher accruals for performance-based compensation. The decrease in income taxes was due primarily to the payment of capital gains tax, resulting from the 2003 sale of an interest in a joint venture and the settlement of taxes from prior year liabilities.

Non-Current Liabilities:

(Dollars in millions)	12/31/04	12/31/03	$ Change	% Change
Long-term debt	**$ 620.6**	$ 613.4	$ 7.2	1.2 %
Accrued pension cost	**468.6**	477.5	(8.9)	(1.9)%
Accrued postretirement benefits cost	**490.4**	477.0	13.4	2.8 %
Other non-current liabilities	**47.7**	30.8	16.9	54.9 %
Total non-current liabilities	**$ 1,627.3**	$ 1,598.7	$ 28.6	1.8 %

The decrease in accrued pension cost in 2004 was due primarily to plan contributions, partially offset by current year accruals for pension expense and an increase in the minimum pension liability. Refer to Note 13 – Retirement and Postretirement Benefit Plans in the notes to consolidated financial statements for additional discussion.

Shareholders' Equity:

(Dollars in millions)	**12/31/04**	12/31/03	$ Change	% Change
Common stock	**$ 711.8**	$ 689.3	$ 22.5	3.3%
Earnings invested in the business	**847.7**	758.9	88.8	11.7%
Accumulated other comprehensive loss	**(289.5)**	(358.4)	68.9	19.2%
Treasury shares	**(0.2)**	(0.2)	-	-
Total shareholders' equity	**$ 1,269.8**	$ 1,089.6	$ 180.2	16.5%

Earnings invested in the business were increased in 2004 by net income, partially offset by dividends declared. The decrease in accumulated other comprehensive loss was due primarily to an increase in the foreign currency translation adjustment, partially offset by an increase in the minimum pension liability. The increase in the foreign currency translation adjustment was due primarily to the strengthening of the Euro, Polish Zloty, Romanian Leu, and the Canadian Dollar relative to the U.S. Dollar and the write-off of the cumulative foreign currency translation adjustment loss, resulting from the dissolution of one of the company's inactive subsidiaries, British Timken. During 2004, the American Institute of Certified Public Accountants SEC Regulations Committee's International Practices Task Force concluded that Romania should come off highly inflationary status no later than October 1, 2004. Effective October 1, 2004, the company no longer accounted for Timken Romania as highly inflationary.

Cash Flows

(Dollars in millions)	**2004**	2003	$ Change
Net cash provided by operating activities	**$ 139.1**	$ 204.9	$ (65.8)
Net cash (used) by investing activities	**$ (108.6)**	$ (665.0)	$ 556.4
Net cash (used) provided by financing activities	**$ (20.4)**	$ 401.9	$ (422.3)
Effect of exchange rate changes on cash	**$ 12.2**	$ 4.8	$ 7.4
Increase (decrease) in cash and cash equivalents	**$ 22.3**	$ (53.4)	

Net cash provided by operating activities was negatively impacted by higher cash contributions to the company's pension plans in 2004 of $197.0 million ($185.0 million for U.S.-based plans), compared to $174.0 million ($168.9 million for U.S.-based plans) in 2003. Net cash provided by operating activities was also negatively impacted by cash used for other changes in operating assets and liabilities of $90.1 million in 2004, compared to cash provided of $65.5 million in 2003, which was primarily the result of working capital requirements for increased sales volume and the payment in 2004 of capital gains tax, resulting from the 2003 sale of an interest in a joint venture. These net cash outflows were partially offset by higher net income, adjusted for non-cash items equaling $426.2 million in 2004, compared to $313.4 in 2003. The non-cash items included depreciation and amortization expense, gain or loss on disposals of assets, loss on dissolution of subsidiary, impairment charges, deferred income tax provision, and common stock issued in lieu of cash to employee benefit plans.

The decrease in net cash used by investing activities was the result of the cash portion of the Torrington acquisition of $725.1 million in 2003. Proceeds from the sale of non-strategic assets were $50.7 million and $152.3 million in 2004 and 2003, respectively. Purchases of property, plant and equipment - net of $155.2 million in 2004 increased from $118.5 million in 2003.

In 2004, net cash used by financing activities related primarily to dividends paid, partially offset by net borrowings on the company's credit facilities. In 2003, net cash provided by financing activities related primarily to the additional debt incurred and common stock issued in connection with the Torrington acquisition and the public equity offerings of the company's common stock, partially offset by dividends paid and net payments on the company's credit facilities.

Liquidity and Capital Resources

Total debt was $779.3 million at December 31, 2004, compared to $734.6 million at December 31, 2003. Net debt was $728.4 million at December 31, 2004, compared to $706.0 million at December 31, 2003. The net debt to capital ratio was 36.5% at December 31, 2004, compared to 39.3% at December 31, 2003. The company expects that any cash requirements in excess of cash generated from operating activities will be met by the availability under its accounts receivable securitization facility and its senior credit facility. At December 31, 2004, the company had outstanding letters of credit totaling $71.0 million and borrowings of $10.0 million under the $500 million senior credit facility, which reduced the availability under that facility to $419.0 million. Also, at December 31, 2004, the company had no outstanding borrowings under the $125 million accounts receivable securitization facility. The company believes it has sufficient liquidity to meet its obligations through 2005.

Reconciliation of Total Debt to Net Debt and the Ratio of Net Debt to Capital:

Net debt:

(Dollars in millions)	**12/31/04**	12/31/03
Short-term debt	**$ 157.4**	$ 114.5
Current portion of long-term debt	**1.3**	6.7
Long-term debt	**620.6**	613.4
Total debt	**779.3**	734.6
Less: cash and cash equivalents	**(50.9)**	(28.6)
Net debt	**$ 728.4**	$ 706.0

Ratio of net debt to capital:

(Dollars in millions)	**12/31/04**	12/31/03
Net debt	**$ 728.4**	$ 706.0
Shareholders' equity	**1,269.8**	1,089.6
Net debt + shareholders' equity (capital)	**$ 1,998.2**	$ 1,795.6
Ratio of net debt to capital	**36.5%**	39.3%

The company presents net debt because it believes net debt is more representative of the company's indicative financial position due to a temporary increase in cash and cash equivalents.

Under its $500 million senior credit facility, the company has three financial covenants: consolidated net worth; leverage ratio; and fixed charge coverage ratio. At December 31, 2004, the company was in full compliance with the covenants under its senior credit facility and its other debt agreements.

In January 2004, Standard & Poor's Rating Services reaffirmed its BBB- corporate credit rating on the company. In October 2003, Moody's Investors Services lowered its rating of the company's debt from Baa3 to Ba1. The ratings apply to the company's senior unsecured debt and senior implied and senior unsecured issuer ratings. The impact of the lowered ratings by Moody's on the company's earnings has been minimal, with only a slight increase in the cost of the company's senior credit facility.

The company's contractual debt obligations and contractual commitments outstanding as of December 31, 2004 are as follows:

Payments due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(Dollars in millions)					
Long-term debt	$ 621.9	$ 1.3	$ 101.2	$ 27.3	$ 492.1
Short-term debt	157.4	157.4	-	-	-
Operating leases	109.7	19.3	33.9	23.3	33.2
Supply agreement	7.5	5.2	2.3	-	-
Total	$ 896.5	$ 183.2	$ 137.4	$ 50.6	$ 525.3

The company expects to make cash contributions of $135.0 million to its defined benefit pension plans in 2005. Refer to Note 13 – Retirement and Postretirement Benefit Plans in the notes to consolidated financial statements. In connection with the sale of the company's Ashland tooling plant in 2002, the company entered into a $25.9 million four-year supply agreement, pursuant to which the company purchases tooling, which expires on June 30, 2006.

During 2004, the company did not purchase any shares of its common stock as authorized under the company's 2000 common stock purchase plan. This plan authorizes the company to buy in the open market or in privately negotiated transactions up to four million shares of common stock, which are to be held as treasury shares and used for specified purposes. The company may exercise this authorization until December 31, 2006. The company does not expect to be active in repurchasing its shares under this plan in the near-term.

The company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Other Information

Recent Accounting Pronouncements:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs, an amendment of ARB 43, Chapter 4." SFAS No. 151 requires certain inventory costs to be recognized as current period expenses. SFAS No. 151 also provides guidance for the allocation of fixed production costs. This standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Accordingly, the company will adopt this standard in 2006. The company has not yet determined the impact, if any, SFAS No. 151 will have on its results of operations, cash flows and financial position.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," which supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach to accounting for share-based payments in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statement of income based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the first reporting period, beginning after June 15, 2005. Early adoption is permitted. The company expects to adopt the provisions of SFAS No. 123R, effective July 1, 2005.

SFAS No. 123R permits public companies to adopt its requirements using either the "modified prospective" method or "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized, beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The "modified retrospective" method includes the requirements of the "modified prospective" method, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either all periods presented or prior interim periods of the year of adoption. The company plans to adopt SFAS No. 123R using the "modified prospective" method.

As permitted by SFAS 123, the company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R's fair value method may have a significant impact on the company's results of operations, although it will have no impact on the company's overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the company's consolidated financial statements. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3.1 million, $1.1 million and $0 in 2004, 2003 and 2002, respectively.

Critical Accounting Policies and Estimates:

The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a discussion of some critical areas that require a higher degree of judgment, estimates and complexity.

Revenue recognition:

The company's revenue recognition policy is to recognize revenue when title passes to the customer. This occurs at the shipping

point, except for certain exported goods, for which it occurs when the goods reach their destination. Selling prices are fixed, based on purchase orders or contractual arrangements. Write-offs of accounts receivable historically have been low.

Goodwill:

SFAS No. 142, "Goodwill and Other Intangible Assets" requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The company engages an independent valuation firm and performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. In 2004, since the fair values of the company's reporting units exceeded their carrying values, no impairment loss was recognized. However, in 2003 and 2002, the carrying values of the company's Steel reporting units exceeded their fair values. As a result, impairment losses of $10.2 million and $20.5 million, respectively, were recognized. Refer to Note 8 – Goodwill and Other Intangible Assets in the notes to consolidated financial statements.

Restructuring costs:

For exit and disposal activities that are initiated after December 31, 2002, the company's policy is to recognize restructuring costs in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" or Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" for exit and disposal activities that are initiated prior to or on December 31, 2002, and the SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Detailed contemporaneous documentation is maintained and updated on a monthly basis to ensure that accruals are properly supported. If management determines that there is a change in estimate, the accruals are adjusted to reflect this change.

Benefit plans:

The company sponsors a number of defined benefit pension plans, which cover eligible associates. The company also sponsors several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including discount rate, return on pension plan assets, rate of compensation increases and health care cost trend rates. The discount rate is determined using a model that matches corporate bond securities against projected future pension and postretirement disbursements. Actual pension plan asset performance either reduces or increases net actuarial gains or losses in the current year, which ultimately affects net income in subsequent years.

For expense purposes in 2004, the company applied a discount rate of 6.3% and an expected rate of return of 8.75% for the company's pension plan assets. For 2005 expense, the company reduced the discount rate to 6.0%. The assumption for expected rate of return on plan assets was not changed from 8.75% for 2005. The lower discount rate will result in an increase in 2005 pretax pension expense of approximately $5.0 million. A 0.25% reduction in the discount rate would increase pension expense by approximately $4.9 million for 2005. A 0.25% reduction in the expected rate of return would increase pension expense by approximately $3.9 million for 2005.

During 2003, the company made revisions, which became effective on January 1, 2004, to certain of its benefit programs for its U.S.-based employees resulting in a pretax curtailment gain of $10.7 million. Depending on an associate's combined age and years of service with the company on January 1, 2004, defined benefit pension plan benefits were reduced or replaced by a new defined contribution plan. The company will no longer subsidize retiree medical coverage for those associates who did not meet a threshold of combined age and years of service with the company on January 1, 2004.

For measurement purposes for postretirement benefits, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 10.0% for 2005, declining gradually to 5.0% in 2010 and thereafter; and 12.75% for 2005, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits. The assumed health care cost trend rate may have a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost

trend rate would have increased the 2004 total service and interest components by $1.8 million and would have increased the postretirement obligation by $29.7 million. A one-percentage-point decrease would provide corresponding reductions of $1.6 million and $26.8 million, respectively.

The U.S. Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act) was signed into law on December 8, 2003. The Medicare Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription plans. The company believes that it offers "actuarially equivalent" prescription plans. In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2). During the three months ended September 30, 2004, the company adopted retroactively FSP 106-2. The effect of the Medicare Act has been measured as of December 31, 2003 and is now reflected in the company's consolidated financial statements and accompanying notes. The effects of the Medicare Act are reductions to the accumulated postretirement benefit obligation of $30.7 million and to the net periodic postretirement benefit cost of $4.1 million. No Medicare subsidies were received in 2004.

Income taxes:

SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The company estimates actual current tax due and assesses temporary differences resulting from the treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included within the consolidated balance sheet. Based on known and projected earnings information and prudent tax planning strategies, the company then assesses the likelihood that the deferred tax assets will be recovered. To the extent that the company believes recovery is not likely, a valuation allowance is established. In the event that the company determines the realizability of deferred tax assets in the future is in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination was made. Likewise, if the company determines that it is unlikely that all or part of the net deferred tax asset will be realized in the future, an adjustment to the deferred tax asset would be charged to expense in the period in which such determination was made. Net deferred tax assets relate primarily to pension and postretirement benefits and tax loss and credit carryforwards, which the company believes will result in future tax benefits. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Historically, actual results have not differed significantly from those determined using the estimates described above.

Other Matters:

Changes in short-term interest rates related to several separate funding sources impact the company's earnings. These sources are borrowings under an accounts receivable securitization program, borrowings under the $500 million senior credit facility, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode, and short-term bank borrowings at international subsidiaries. The company is also sensitive to market risk for changes in interest rates as they influence $80 million of debt that has been hedged by interest rate swaps. In the first quarter of 2004, the company entered into interest rate swaps with a total notional value of

$80 million to hedge a portion of its fixed-rate debt. Under the terms of the interest rate swaps, the company receives interest at fixed rates and pays interest at variable rates. The maturity dates of the interest rate swaps are January 15, 2008 and February 15, 2010. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an increase in interest expense of $2.8 million with a corresponding decrease in income before income taxes of the same amount. The amount was determined by considering the impact of hypothetical interest rates on the company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.

Fluctuations in the value of the U.S. Dollar compared to foreign currencies, predominately in European countries, also impact the company's earnings. The greatest risk relates to products shipped between the company's European operations and the United States. Foreign currency forward contracts and options are used to hedge these intercompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2004, there were $130.8 million of hedges in place. A uniform 10% weakening of the U.S. Dollar against all currencies would have resulted in a charge of $12.5 million for these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

The company continues its efforts to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. The company is committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard to meet or exceed customer requirements. By the end of 2004, 33 of the company's plants had obtained ISO 14001 certification. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws, as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's results of operations, cash flows or financial position.

On February 1, 2005, the company's board of directors declared a quarterly cash dividend of $0.15 per share. The dividend is payable on March 2, 2005 to shareholders of record as of February 18, 2005. This will be the 331st consecutive dividend paid on the common stock of the company.

Consolidated Statement of Income

(Thousands of dollars, except per share data)	**2004**	2003	2002
		Year Ended December 31	
Net sales	**$ 4,513,671**	$ 3,788,097	$ 2,550,075
Cost of products sold	**3,675,086**	3,148,979	2,080,498
Gross Profit	**838,585**	639,118	469,577
Selling, administrative and general expenses	**587,923**	521,717	358,866
Impairment and restructuring charges	**13,434**	19,154	32,143
Operating Income	**237,228**	98,247	78,568
Interest expense	**(50,834)**	(48,401)	(31,540)
Interest income	**1,397**	1,123	1,676
Receipt of Continued Dumping & Subsidy Offset Act (CDSOA) payment	**44,429**	65,559	50,202
Other expense – net	**(32,441)**	(55,726)	(13,388)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle	**199,779**	60,802	85,518
Provision for income taxes	**64,123**	24,321	34,067
Income Before Cumulative Effect of Change in Accounting Principle	**$ 135,656**	$ 36,481	$ 51,451
Cumulative effect of change in accounting principle (net of income tax benefit of $7,786)	**-**	-	(12,702)
Net Income	**$ 135,656**	$ 36,481	$ 38,749
Earnings Per Share:			
Income before cumulative effect of change in accounting principle	**$ 1.51**	$ 0.44	$ 0.84
Cumulative effect of change in accounting principle	**-**	-	(0.21)
Earnings Per Share	**$ 1.51**	$ 0.44	$ 0.63
Earnings Per Share–Assuming Dilution:			
Income before cumulative effect of change in accounting principle	**$ 1.49**	$ 0.44	$ 0.83
Cumulative effect of change in accounting principle	**-**	-	(0.21)
Earnings Per Share–Assuming Dilution	**$ 1.49**	$ 0.44	$ 0.62

See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.

Consolidated Balance Sheet

	December 31	
	2004	2003
(Thousands of dollars)		
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 50,967**	$ 28,626
Accounts receivable, less allowances: 2004– $24,952; 2003–$23,957	**717,425**	602,262
Deferred income taxes	**90,066**	50,271
Inventories:		
Manufacturing supplies	**58,357**	42,052
Work in process and raw materials	**423,808**	323,439
Finished products	**392,668**	330,455
Total Inventories	**874,833**	695,946
Total Current Assets	**1,733,291**	1,377,105
Property, Plant and Equipment		
Land and buildings	**648,646**	601,108
Machinery and equipment	**2,973,542**	2,902,697
	3,622,188	3,503,805
Less allowances for depreciation	**2,039,231**	1,892,957
Property, Plant and Equipment-Net	**1,582,957**	1,610,848
Other Assets		
Goodwill	**189,299**	173,099
Other intangible assets	**178,844**	197,993
Miscellaneous receivables and other assets	**138,466**	130,081
Deferred income taxes	**76,834**	148,802
Deferred charges and prepaid expenses	**38,809**	51,861
Total Other Assets	**622,252**	701,836
Total Assets	**$ 3,938,500**	$ 3,689,789
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	**$ 157,417**	$ 114,469
Accounts payable and other liabilities	**520,259**	425,157
Salaries, wages and benefits	**343,409**	376,603
Income taxes	**18,969**	78,514
Current portion of long-term debt	**1,273**	6,725
Total Current Liabilities	**1,041,327**	1,001,468
Non-Current Liabilities		
Long-term debt	**620,634**	613,446
Accrued pension cost	**468,644**	477,502
Accrued postretirement benefits cost	**490,366**	476,966
Other non-current liabilities	**47,681**	30,780
Total Non-Current Liabilities	**1,627,325**	1,598,694
Shareholders' Equity		
Class I and II Serial Preferred Stock without par value:		
Authorized–10,000,000 shares each class, none issued	-	-
Common stock without par value:		
Authorized–200,000,000 shares		
Issued (including shares in treasury) (2004 – 90,511,833 shares; 2003 – 89,076,114 shares)		
Stated capital	**53,064**	53,064
Other paid-in capital	**658,730**	636,272
Earnings invested in the business	**847,738**	758,849
Accumulated other comprehensive loss	**(289,486)**	(358,382)
Treasury shares at cost (2004 – 7,501 shares; 2003 – 10,601 shares)	**(198)**	(176)
Total Shareholders' Equity	**1,269,848**	1,089,627
Total Liabilities and Shareholders' Equity	**$ 3,938,500**	$ 3,689,789

See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.

Consolidated Statement of Cash Flows

	Year Ended December 31		
	2004	2003	2002
(Thousands of dollars)			
CASH PROVIDED (USED)			
Operating Activities			
Net income	**$ 135,656**	$ 36,481	$ 38,749
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	**-**	-	12,702
Depreciation and amortization	**209,431**	208,851	146,535
Loss on disposals of property, plant and equipment	**7,053**	4,944	5,904
Gain on sale of non-strategic assets	**(17,110)**	-	-
Loss on dissolution of subsidiary	**16,186**	-	-
Deferred income tax provision	**62,039**	4,406	17,250
Common stock issued in lieu of cash	**2,775**	2,744	5,217
Impairment and restructuring charges	**10,154**	55,967	(13,564)
Changes in operating assets and liabilities:			
Accounts receivable	**(114,264)**	(27,543)	(43,679)
Inventories	**(130,407)**	33,229	(50,611)
Other assets	**28,082**	(27,975)	(3,198)
Accounts payable and accrued expenses	**(73,218)**	(83,982)	80,761
Foreign currency translation loss (gain)	**2,690**	(2,234)	10,037
Net Cash Provided by Operating Activities	**139,067**	204,888	206,103
Investing Activities			
Purchases of property, plant and equipment–net	**(155,180)**	(118,530)	(85,277)
Proceeds from disposals of property, plant and equipment	**5,268**	26,377	12,616
Proceeds from disposals of non-strategic assets	**50,690**	152,279	-
Acquisitions	**(9,359)**	(725,120)	(6,751)
Net Cash Used by Investing Activities	**(108,581)**	(664,994)	(79,412)
Financing Activities			
Cash dividends paid to shareholders	**(46,767)**	(42,078)	(31,713)
Accounts receivable securitization financing borrowings	**198,000**	127,000	-
Accounts receivable securitization financing payments	**(198,000)**	(127,000)	-
Proceeds from issuance of common stock	**-**	54,985	-
Common stock issued to finance acquisition	**-**	180,010[1]	-
Proceeds from issuance of long-term debt	**339,547**	629,800	-
Payments on long-term debt	**(334,040)**	(379,790)	(37,296)
Short-term debt activity–net	**20,860**	(41,082)	(11,498)
Net Cash (Used) Provided by Financing Activities	**(20,400)**	401,845	(80,507)
Effect of exchange rate changes on cash	**12,255**	4,837	2,474
Increase (Decrease) In Cash and Cash Equivalents	**22,341**	(53,424)	48,658
Cash and cash equivalents at beginning of year	**28,626**	82,050	33,392
Cash and Cash Equivalents at End of Year	**$ 50,967**	$ 28,626	$ 82,050

See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.

[1] Excluding $140 million of common stock (9,395,973 shares) issued to the seller of the Torrington business, in conjunction with the acquisition.

Consolidated Statement of Shareholders' Equity

		Common Stock		Earnings	Accumulated	
			Other	Invested	Other	
		Stated	Paid-In	in the	Comprehensive	Treasury
	Total	Capital	Capital	Business	Loss	Stock
(Thousands of dollars, except share data)						
Year Ended December 31, 2002						
Balance at January 1, 2002	$ 781,735	$ 53,064	$ 256,423	$ 757,410	$ (224,538)	$ (60,624)
Net income	38,749			38,749		
Foreign currency translation adjustments (net of income tax of $2,843)	14,050				14,050	
Minimum pension liability adjustment (net of income tax of $147,303)	(254,318)				(254,318)	
Change in fair value of derivative financial instruments net of reclassifications	(871)				(871)	
Total comprehensive loss	(202,390)					
Dividends – $0.52 per share	(31,713)			(31,713)		
Issuance of 3,186,470 shares from treasury[1]	57,747		(2,138)			59,885
Issuance of 369,290 shares from authorized[1]	3,707		3,707			
Balance at December 31, 2002	$ 609,086	$ 53,064	$ 257,992	$ 764,446	$ (465,677)	$ (739)
Year Ended December 31, 2003						
Net income	36,481			36,481		
Foreign currency translation adjustments (net of income tax of $1,638)	75,062				75,062	
Minimum pension liability adjustment (net of income tax of $19,164)	31,813				31,813	
Change in fair value of derivative financial instruments net of reclassifications	420				420	
Total comprehensive income	143,776					
Dividends – $0.52 per share	(42,078)			(42,078)		
Tax benefit from exercise of stock options	1,104		1,104			
Issuance of 29,473 shares from treasury[1]	301		(262)			563
Issuance of 25,624,198 shares from authorized[1][2]	377,438		377,438			
Balance at December 31, 2003	$1,089,627	$ 53,064	$ 636,272	$ 758,849	$ (358,382)	$ (176)
Year Ended December 31, 2004						
Net income	**135,656**			**135,656**		
Foreign currency translation adjustments (net of income tax of $18,766)	**105,736**				**105,736**	
Minimum pension liability adjustment (net of income tax of $18,391)	**(36,468)**				**(36,468)**	
Change in fair value of derivative financial instruments (net of reclassifications)	**(372)**				**(372)**	
Total comprehensive income	**204,552**					
Dividends – $0.52 per share	**(46,767)**			**(46,767)**		
Tax benefit from exercise of stock options	**3,068**		**3,068**			
Issuance of 3,100 shares from treasury[1]	**(1,067)**		**(1,045)**			**(22)**
Issuance of 1,435,719 shares from authorized[1]	**20,435**		**20,435**			
Balance at December 31, 2004	**$1,269,848**	**$ 53,064**	**$ 658,730**	**$ 847,738**	**$ (289,486)**	**$ (198)**

[1] Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.
[2] Share activity includes the issuance of 22,045,973 shares in connection with the Torrington acquisition and an additional public equity offering of 3,500,000 shares in October 2003.

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

1 Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Investments in affiliated companies are accounted for by the equity method.

Revenue Recognition: The company recognizes revenue when title passes to the customer. This is FOB shipping point except for certain exported goods, which is FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable historically have been low. Shipping and handling costs are included in cost of products sold in the consolidated statement of income.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 57% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $214,900 and $147,500 greater at December 31, 2004 and 2003, respectively. During 2002, inventory quantities were reduced as a result of ceasing manufacturing operations in Duston, England (see Note 6). This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years, compared to the cost of current purchases, the effect of which increased income before cumulative effect of change in accounting principle by approximately $5,700 or $0.09 per diluted share.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Goodwill: The company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The company engages an independent valuation firm and performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $7,687 in 2004, $2,666 in 2003, and $5,143 in 2002. During 2004, the American Institute of Certified Public Accountants SEC Regulations Committee's International Practices Task Force concluded that Romania should come off highly inflationary status no later than October 1, 2004. Effective October 1, 2004, the company no longer accounted for Timken Romania as highly inflationary.

Stock-Based Compensation: On December 31, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123. The company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, if the exercise price of the company's stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is required. Restricted stock rights are awarded to certain employees and directors. The market price on the grant date is charged to compensation expense ratably over the vesting period of the restricted stock rights.

The effect on net income and earnings per share as if the company had applied the fair value recognition provisions of SFAS No. 123 is as follows for the years ended December 31:

	2004	2003	2002
Net income, as reported	**$ 135,656**	$ 36,481	$ 38,749
Add: Stock-based employee compensation expense, net of related taxes	**1,884**	1,488	1,170
Deduct: Stock-based employee compensation expense determined under fair value based methods for all awards, net of related taxes	**(6,751)**	(7,305)	(6,786)
Pro forma net income	**$ 130,789**	$ 30,664	$ 33,133
Earnings per share:			
Basic – as reported	**$1.51**	$0.44	$0.63
Basic – pro forma	**$1.46**	$0.37	$0.54
Diluted – as reported	**$1.49**	$0.44	$0.62
Diluted – pro forma	**$1.44**	$0.37	$0.54

Earnings Per Share: Earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net income by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: The company accounts for its derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The company's holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designated certain of those derivatives as hedges. The critical terms, such as the notional amount and timing of the forward contract and forecasted transaction, coincide resulting in no significant hedge ineffectiveness. In 2004, the company entered into interest rate swaps to hedge a portion of its fixed-rate debt. The critical terms, such as principal and notional amounts and debt maturity and swap termination dates, coincide resulting in no hedge ineffectiveness. These instruments qualify as fair value hedges. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized currently in earnings.

Recent Accounting Pronouncements In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB 43, Chapter 4." SFAS No. 151 requires certain inventory costs to be recognized as current period expenses. SFAS No. 151 also provides guidance for the allocation of fixed production costs. This standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company has not yet determined the impact, if any, SFAS No. 151 will have on its results of operations, cash flows and financial position.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," which supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach to accounting for share-based payments in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statement of income based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the first reporting period beginning after June 15, 2005. Early adoption is permitted. The company expects to adopt the provisions of SFAS No. 123R effective July 1, 2005.

SFAS No. 123R permits public companies to adopt its requirements using either the "modified prospective" method or "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The "modified retrospective" method includes the requirements of the "modified prospective" method, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either all periods presented or prior interim periods of the year of adoption. The company plans to adopt SFAS No. 123R using the "modified prospective" method.

As permitted by SFAS 123, the company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R's fair value method may have a significant impact on the company's results of operations, although it will have no impact on the company's overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,068, $1,104, and $0 in 2004, 2003 and 2002, respectively.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Reclassifications: Certain amounts reported in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation.

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

2 Acquisitions

On February 18, 2003, the company acquired Ingersoll-Rand Company Limited's (IR's) Engineered Solutions business, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings, and motion control components and assemblies for approximately $840,000 plus $25,089 of acquisition costs incurred in connection with the acquisition. IR's Engineered Solutions business, was comprised of certain operating assets and subsidiaries, including The Torrington Company. With the strategic acquisition of IR's Engineered Solutions business, hereafter referred to as Torrington, the company is able to expand its global presence and market share as well as broaden its product base in addition to reducing costs through realizing economies of scale, rationalizing facilities and eliminating duplicate processes. The company's consolidated financial statements include the results of operations of Torrington since the date of the acquisition.

The company paid IR $700,000 in cash, subject to post-closing purchase price adjustments, and issued $140,000 of its common stock (9,395,973 shares) to Ingersoll-Rand Company, a subsidiary of IR. To finance the cash portion of the transaction the company utilized, in addition to cash on hand: $180,010, net of underwriting discounts and commissions, from a public offering of 12,650,000 shares of common stock at $14.90 per common share; $246,900, net of underwriting discounts and commissions, from a public offering of $250,000 of 5.75% senior unsecured notes due 2010; $125,000 from its Asset Securitization facility; and approximately $86,000 from its senior credit facility.

The final purchase price for the acquisition of Torrington was subject to adjustment upward or downward based on the differences for both net working capital and net debt as of December 31, 2001 and February 15, 2003, both calculated in a manner as set forth in The Stock and Asset Purchase Agreement. These adjustments did not have a material effect on the company's financial statements.

The allocation of the purchase price has been performed based on the assignment of fair values to assets acquired and liabilities assumed. Fair values are based primarily on appraisals performed by an independent appraisal firm. Items that affected the ultimate purchase price allocation include finalization of integration initiatives or plant rationalizations that qualified for accrual in the opening balance sheet and other information that provided a better estimate of the fair value of assets acquired and liabilities assumed. In March 2003, the company announced the planned closing of its plant in Darlington, England. This plant has ceased manufacturing as of December 31, 2003. In July 2003, the company announced that it would close its plant in Rockford, Illinois. As of December 31, this plant has closed, and the fixed assets have been either sold or scrapped. The building has not yet been sold and is classified as an "asset held for sale" in miscellaneous receivables and other assets on the consolidated balance sheet. In October 2003, the company announced that it reached an agreement in principle with Roller Bearing Company of America, Inc. for the sale of the company's airframe business, which included certain assets at its Standard plant in Torrington, Connecticut. This transaction closed on December 22, 2003. In connection with the Torrington integration efforts, the company incurred severance, exit and other related costs of $22,602 for former Torrington associates, which are considered to be costs of the acquisition and are included in the purchase price allocation. Severance, exit and other related costs associated with former Timken associates have been expensed during 2004 and 2003 and are not included in the purchase price allocation. Refer to footnote 6 for further discussion of impairment and restructuring charges.

In accordance with FASB EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," the company recorded accruals for severance, exit and relocation costs in the purchase price allocation. A reconciliation of the beginning and ending accrual balances is as follows:

	Severance	Exit	Relocation	Total
Balance at December 31, 2002	$ -	$ -	$ -	$ -
Add: additional accruals	8,536	2,530	5,259	16,325
Less: payments	(4,631)	(205)	(3,362)	(8,198)
Balance at December 31, 2003	3,905	2,325	1,897	8,127
Add: additional accruals	287	6,560	(570)	6,277
Less: payments	(1,871)	(8,885)	(1,327)	(12,083)
Balance at December 31, 2004	$ 2,321	$ -	$ -	$ 2,321

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable	$ 177,227
Inventory	210,194
Other current assets	4,418
Property, plant & equipment	429,014
In-process research and development	1,800
Intangible assets subject to amortization – (12-year weighted average useful life)	91,642
Goodwill	56,909
Equity investment in needle bearing joint venture	146,335
Other non-current assets, including deferred taxes	36,451
Total Assets Acquired	$ 1,153,990
Accounts payable and other current liabilities	$ 192,689
Non-current liabilities, including accrued postretirement benefits cost	96,212
Total Liabilities Assumed	$ 288,901
Net Assets Acquired	$ 865,089

There is no tax basis goodwill associated with the Torrington acquisition.

The $1,800 related to in-process research and development was written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The write-off is included in selling, administrative and general expenses in the consolidated statement of income. The fair value assigned to the in-process research and development was determined by an independent valuation using the discounted cash flow method.

In July 2003, the company sold to NSK Ltd. its interest in a needle bearing manufacturing venture in Japan that had been operated by NSK and Torrington for $146,335 before taxes, which approximated the carrying value at the time of the sale.

The following unaudited pro forma financial information presents the combined results of operations of the company and Torrington as if the acquisition had occurred at the beginning of the periods presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future:

	Unaudited Year Ended December 31	
	2003	2002
Net sales	$3,939,340	$3,756,652
Income before cumulative effect of change in accounting principle	29,629	104,993
Net income	29,629	92,291
Earnings per share – assuming dilution:		
Income before cumulative effect of change in accounting principle	$ 0.36	$ 1.25
Cumulative effect of change in accounting principle	$ -	$ (0.15)
Earnings per share – assuming dilution	$ 0.36	$ 1.10

Other Acquisitions in 2004 and 2002

During 2004 and 2002, the company finalized several acquisitions. The total cost of these acquisitions amounted to $8,425 in 2004 and $6,751 in 2002. The purchase price was allocated to the assets and liabilities acquired, based on their fair values at the dates of acquisition. The fair value of the assets was $5,513 in 2004 and $6,751 in 2002 and the fair value of the liabilities assumed was $815 in 2004 and $6,751 in 2002. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. The company's consolidated financial statements include the results of operations of the acquired businesses for the periods subsequent to the effective dates of the acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

3 Earnings Per Share

The following table sets forth the ***reconciliation*** of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:

	2004	2003	2002
Numerator:			
Net income for earnings per share and earnings per share - assuming dilution – income available to common shareholders	**$ 135,656**	$ 36,481	$ 38,749
Denominator:			
Denominator for earnings per share – weighted-average shares	**89,875,650**	82,945,174	61,128,005
Effect of dilutive securities:			
Stock options and awards – based on the treasury stock method	**883,921**	214,147	507,334
Denominator for earnings per share - assuming dilution – adjusted weighted-average shares	**90,759,571**	83,159,321	61,635,339
Earnings per share	**$ 1.51**	$ 0.44	$ 0.63
Earnings per share - assuming dilution	**$ 1.49**	$ 0.44	$ 0.62

The exercise prices for certain of the stock options that the company has awarded exceed the average market price of the company's common stock. Such stock options are antidilutive and were not included in the computation of diluted earnings per share. The antidilutive stock options outstanding were 2,316,988, 4,414,626 and 4,083,100 at December 31, 2004, 2003 and 2002, respectively.

Under the performance unit component of the company's long-term incentive plan, the Compensation Committee of the Board of Directors can elect to make payments that become due in the form of cash or shares of the company's common stock (refer to Note 9 - Stock Compensation Plans for additional discussion). Performance units granted if fully earned would represent 443,372 shares of the company's common stock at December 31, 2004. These performance units have not been included in the calculation of dilutive securities.

4 Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	2004	2003	2002
Foreign currency translation adjustment	**$ 100,278**	$ (5,458)	$ (80,520)
Minimum pension liability adjustment	**(387,750)**	(351,282)	(383,095)
Fair value of open foreign currency cash flow hedges	**(2,014)**	(1,642)	(2,062)
	$ (289,486)	$ (358,382)	$ (465,677)

In 2004, the company began the process of liquidating one of its inactive subsidiaries, British Timken, which is located in Duston, England. The company recorded a non-cash charge of $16,186 on dissolution that related primarily to the transfer of cumulative foreign currency translation losses to the consolidated statement of income, which was included in other expense - net.

During 2004, the company sold the real estate of this facility in Duston, England, which ceased operations in 2002, for a gain of $22,509, which was included in other expense - net on the consolidated statement of income.

5 Financing Arrangements

Short-term debt at December 31, 2004 and 2003 was as follows:

	2004	2003
Variable-rate lines of credit for certain of the company's European subsidiaries with various banks with interest rates ranging from 2.21% to 4.75% and 2.32% to 5.75% at December 31, 2004 and 2003, respectively	**$ 109,260**	$ 78,196
Variable-rate Ohio Water Development Authority revenue bonds for PEL (2.07% and 1.35% at December 31, 2004 and 2003, respectively)	**23,000**	23,000
Fixed-rate mortgage for PEL with an interest rate of 9.00%	**11,561**	-
Other	**13,596**	13,273
Short-term debt	**$ 157,417**	$ 114,469

Refer to Note 7 – Contingencies and Note 12 – Equity Investments in the notes to consolidated financial statements for a discussion of PEL's debts, which are included above.

Long-term debt at December 31, 2004 and 2003 was as follows:

	2004	2003
Fixed-rate Medium-Term Notes, Series A, due at various dates through May 2028, with interest rates ranging from 6.20% to 7.76%	**$ 286,832**	$ 287,000
Variable-rate State of Ohio Air Quality and Water Development Revenue Refunding Bonds, maturing on November 1, 2025 (1.98% at December 31, 2004)	**21,700**	21,700
Variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on June 1, 2033 (1.98% at December 31, 2004)	**17,000**	17,000
Variable-rate State of Ohio Water Development Revenue Refunding Bonds, maturing on May 1, 2007 (2.00% at December 31, 2004)	**8,000**	8,000
Variable-rate State of Ohio Water Development Authority Solid Waste Revenue Bonds, maturing on July 1, 2032 (2.02% at December 31, 2004)	**24,000**	24,000
Fixed-rate Unsecured Notes, maturing on February 15, 2010 with an interest rate of 5.75%	**249,258**	250,000
Other	**15,117**	12,471
	621,907	620,171
Less current maturities	**1,273**	6,725
Long-term debt	**$ 620,634**	$ 613,446

The maturities of long-term debt for the five years subsequent to December 31, 2004, are as follows: 2005–$1,273; 2006–$92,689; 2007–$8,526; 2008–$27,201; and 2009–$88.

Interest paid was approximately $52,000 in 2004, $43,000 in 2003 and $33,000 in 2002. This differs from interest expense due to timing of payments and interest capitalized of $541 in 2004, $0 in 2003; and $436 in 2002. The weighted-average interest rate on short-term debt during the year was 3.1% in 2004, 4.1% in 2003 and 4.8% in 2002. The weighted-average interest rate on short-term debt outstanding at December 31, 2004 and 2003 was 3.4% and 2.8%, respectively.

In connection with the Torrington acquisition, the company entered into new $875 million senior credit facilities on December 31, 2002, with a syndicate of financial institutions, comprised of a five-year revolving credit facility of up to $500 million and a one-year term loan facility of up to $375 million. The one-year term loan facility expired unused on February 18, 2003. The new revolving facility replaced the company's then existing senior credit facility. Proceeds of the new senior credit facility were used to repay the amounts outstanding under the then existing credit facility.

Under the $500 million senior credit facility, the company has three financial covenants: consolidated net worth; leverage ratio; and fixed charge coverage ratio. At December 31, 2004, the company was in full compliance with the covenants under its senior credit facility and its other debt agreements. At December 31, 2004, the company had outstanding letters of credit totaling $71.0 million and borrowings of $10.0 million, which reduced the availability under the $500 million senior credit facility to $419.0 million.

On December 19, 2002, the company entered into an Accounts Receivable Securitization financing agreement (Asset Securitization), which provides for borrowings up to $125 million, limited to certain borrowing base calculations, and is secured by certain trade receivables. Under the terms of the Asset Securitization, the company sells, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly owned consolidated subsidiary, that in turn uses the trade receivables to secure the borrowings, which are funded through a vehicle that issues commercial paper in the short-term market. As of December 31, 2004 and 2003, there were no amounts outstanding under this facility. Any amounts outstanding under this facility would be reported on the company's consolidated balance sheet in short-term debt. The yield on the commercial paper, which is the commercial paper rate plus program fees, is considered a financing cost, and is included in interest expense on the consolidated statement of income. This rate was 2.57% and 1.56%, at December 31, 2004 and 2003, respectively.

The lines of credit for certain of the company's European subsidiaries provide for borrowings up to $134.3 million. At December 31, 2004, the company had outstanding borrowings of $109.3 million, which reduced the availability under these facilities to $25.0 million.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $19,550, $19,374, and $14,536 in 2004, 2003 and 2002, respectively. At December 31, 2004, future minimum lease payments for noncancelable operating leases totaled $109,729 and are payable as follows: 2005–$19,347; 2006–$18,287; 2007–$15,573; 2008–$12,373; 2009–$10,935; and $33,214 thereafter.

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

6 Impairment and Restructuring Charges

Impairment and restructuring charges are comprised of the following:

(Dollars in millions)	**2004**	2003	2002
Impairment charges	**$ 8.5**	$ 12.5	$ 17.9
Severance expense and related benefit costs	**4.2**	2.9	10.2
Exit costs	**0.7**	3.7	4.0
Total	**$ 13.4**	$ 19.1	$ 32.1

In 2004, the impairment charge related primarily to the write down of property, plant and equipment at one of the Steel Group's facilities based on the company's estimate of its fair value. The severance and related benefit costs related to associates who exited the company as a result of the integration of Torrington. The exit costs related primarily to facilities in the U.S.

In 2003, impairment charges represented the write-off of the remaining goodwill for the Steel Group in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," of $10.2 million and impairment charges for the Columbus, Ohio plant of $2.3 million. The severance and related benefit costs of $2.9 million related to associates who exited the company as a result of the integration of Torrington and other actions taken by the company to reduce costs. The exit costs were comprised of $3.0 million for the Columbus, Ohio plant and $0.7 million for the Duston, England plant as a result of changes in estimates for these two projects. Manufacturing operations at Columbus and Duston ceased in 2001 and 2002, respectively.

In 2002, the impairment charges and exit costs were related to the Duston, England and Columbus, Ohio plant closures. The severance and related benefit costs related primarily to a salaried workforce reduction throughout the company.

Impairment and restructuring charges by segment are as follows:

Year ended December 31, 2004:

(Dollars in millions)	Auto	Industrial	Steel	Total
Impairment charges	$ -	$ -	$ 8.5	$ 8.5
Severance expense and related benefit costs	1.7	2.5	-	4.2
Exit costs	-	0.7	-	0.7
Total	$ 1.7	$ 3.2	$ 8.5	$ 13.4

Year ended December 31, 2003:

(Dollars in millions)	Auto	Industrial	Steel	Total
Impairment charges	$ -	$ 2.3	$ 10.2	$ 12.5
Severance expense and related benefit costs	0.5	2.2	0.2	2.9
Exit costs	0.7	3.0	-	3.7
Total	$ 1.2	$ 7.5	$ 10.4	$ 19.1

Year ended December 31, 2002:

(Dollars in millions)	Auto	Industrial	Steel	Total
Impairment charges	$ 14.2	$ 3.7	$ -	$ 17.9
Severance expense and related benefit costs	0.9	5.5	3.8	10.2
Exit costs	3.9	0.1	-	4.0
Total	$ 19.0	$ 9.3	$ 3.8	$ 32.1

As of December 31, 2004, the remaining accrual balance for severance and exit costs was $4.1 million. The activity for 2004 included expense accrued of $4.9 million, and payments of $5.3 million. As of December 31, 2003, the accrual balance was $4.5 million.

The activity for 2003 included expense accrued of $6.1 million, payments of $6.5 million and accrual reversals of $1.1 million. In 2003, the accrual balance was reduced for severance that was accrued, but not paid as a result of certain associates retiring or finding other employment. As of December 31, 2002, the accrual balance was $6.0 million.

7 Contingencies

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company's consolidated operations, cash flows or financial position.

The company is also the guarantor of debt for PEL Technologies LLC (PEL), an equity investment of the company. A $23,494 letter of credit was provided by the company to secure payment on Ohio Water Development Authority revenue bonds held by PEL. In case of default by PEL, the company agrees to pay existing balances due as of the date of default. The letter of credit expires on July 22, 2005. Also, the company provided a guarantee for a $3,500 bank loan of PEL, which the company paid during 2004. During 2003, the company recorded the amounts outstanding on the debts underlying the guarantees, which totaled $26,500 and approximated the fair value of the guarantees. Refer to Note 12 – Equity Investments for additional discussion.

In connection with the Ashland plant sale, the company entered into a four-year supply agreement with the buyer. The company agrees to purchase a fixed amount each year ranging from $8,500 in the first year to $4,650 in year four or an aggregate total of $25,900. The agreement also details the payment terms and penalties assessed if the buyer does not meet the company's performance standards as outlined. This agreement expires on June 30, 2006.

(Thousands of dollars, except share data)

8 Goodwill and Other Intangible Assets

SFAS No. 142 requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. The company engages an independent valuation firm and performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. There was no impairment in 2004.

In 2003, due to trends in the steel industry, the guideline company values for the Steel reporting unit were revised downward. The valuation which uses the guideline company method resulted in a fair market value that was less than the carrying value for the company's Steel reporting unit. Accordingly, the company had concluded that the entire amount of goodwill for its Steel reporting unit was impaired. The company recorded a pretax impairment loss of $10.2 million, which was reported in impairment and restructuring charges.

In fiscal 2002, upon adoption of SFAS No. 142, the company recorded an impairment loss of $12.7 million, net of tax benefits of $7.8 million, related to the Specialty Steel business as a cumulative effect of change in accounting principle.

Changes in the carrying value of goodwill are as follows:
Year ended December 31, 2004

	Beginning Balance	Impairment	Acquisitions	Other	Ending Balance
Goodwill:					
Automotive	$ 1,264	$ -	$ -	$ 414	$ 1,678
Industrial	171,835	-	13,774	2,012	187,621
Totals	$ 173,099	$ -	$ 13,774	$ 2,426	$189,299

Year ended December 31, 2003

	Beginning Balance	Impairment	Acquisitions	Other	Ending Balance
Goodwill:					
Automotive	$ 1,633	$ -	$ -	$ (369)	$ 1,264
Industrial	119,440	-	46,951	5,444	171,835
Steel	8,870	(10,237)	-	1,367	-
Totals	$ 129,943	$ (10,237)	$ 46,951	$ 6,442	$173,099

The following table displays other intangible assets as of December 31:

	2004			2003		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Intangible assets subject to amortization:						
Automotive:						
Customer relationships	**$ 21,960**	**$ 2,059**	**$ 19,901**	$ 21,960	$ 960	$ 21,000
Engineering drawings	**3,000**	**1,320**	**1,680**	3,000	616	2,384
Land use rights	**659**	**51**	**608**	622	24	598
Patents	**18,442**	**3,673**	**14,769**	18,094	1,685	16,409
Technology use	**5,535**	**333**	**5,202**	5,827	464	5,363
Trademarks	**2,176**	**897**	**1,279**	2,295	507	1,788
Unpatented technology	**10,800**	**2,025**	**8,775**	10,800	945	9,855
Industrial:						
Customer relationships	**15,209**	**1,398**	**13,811**	14,640	641	13,999
Engineering drawings	**2,000**	**880**	**1,120**	2,000	411	1,589
Know-how transfer	**486**	**431**	**55**	417	360	57
Land use rights	**4,484**	**1,245**	**3,239**	4,484	1,075	3,409
Patents	**878**	**242**	**636**	646	94	552
Technology use	**5,548**	**333**	**5,215**	5,827	463	5,364
Trademarks	**1,507**	**626**	**881**	1,492	366	1,126
Unpatented technology	**7,200**	**1,350**	**5,850**	7,200	630	6,570
PMA licenses	**1,412**	**63**	**1,349**	-	-	-
Steel trademarks	**633**	**126**	**507**	450	112	338
	$ 101,929	**$ 17,052**	**$ 84,877**	$ 99,754	$ 9,353	$ 90,401
Intangible assets not subject to amortization:						
Goodwill	**$ 189,299**	**-**	**$ 189,299**	$173,099	$ -	$173,099
Intangible pension asset	**92,860**	**-**	**92,860**	106,518	-	106,518
Automotive land use rights	**144**	**-**	**144**	115	-	115
Industrial license agreements	**963**	**-**	**963**	959	-	959
	$ 283,266	**-**	**$ 283,266**	$280,691	-	$280,691
Total intangible assets	**$ 385,195**	**$ 17,052**	**$ 368,143**	$380,445	$ 9,353	$371,092

Amortization expense for intangible assets was approximately $8,800 and $7,900 for the years ended December 31, 2004 and 2003, and is estimated to be approximately $8,500 annually for the next five years. The other intangible assets that are subject to amortization acquired in the Torrington acquisition have useful lives ranging from 2 to 20 years with a weighted-average useful life of 12 years.

(Thousands of dollars, except share data)

9 Stock Compensation Plans

Under the company's stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares, performance units, and deferred shares. In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options' vesting periods.

Following are the ***related assumptions*** under the Black-Scholes method:

	2004	2003	2002
Assumptions:			
Risk-free interest rate	**4.29%**	3.94%	5.29%
Dividend yield	**3.65%**	3.69%	3.57%
Expected stock volatility	**0.401**	0.504	0.506
Expected life - years	**8**	8	8

A summary of activity related to ***stock options*** for the above plans is as follows for the years ended December 31:

	2004		2003		2002	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding - beginning of year	**8,334,920**	**$20.68**	7,310,026	$21.21	6,825,412	$20.22
Granted	**702,250**	**23.94**	1,491,230	17.56	1,118,175	25.01
Exercised	**(1,436,722)**	**17.39**	(93,325)	15.65	(499,372)	16.30
Canceled or expired	**(211,538)**	**25.13**	(373,011)	20.02	(134,189)	20.61
Outstanding - end of year	**7,388,910**	**21.50**	8,334,920	20.68	7,310,026	21.21
Options exercisable	**5,081,063**	**$21.95**	5,771,810	$21.53	4,397,590	$22.39

The company sponsors a performance target option plan that is contingent upon the company's common shares reaching specified fair market values. Under the plan, the number of shares awarded were 25,000, 0 and 20,000 in 2004, 2003 and 2002, respectively. No compensation expense was recognized in 2004, 2003 or 2002.

Exercise prices for options outstanding as of December 31, 2004, range from $15.02 to $19.56, $21.99 to $26.44 and $33.75; the number of options outstanding at December 31, 2004 that correspond to these ranges are 3,964,410, 2,723,900 and 700,600, respectively; and the number of options exercisable at December 31, 2004 that correspond to these ranges are 2,735,130, 1,645,333 and 700,600, respectively. The weighted-average remaining contractual life of these options is 6 years. The estimated weighted-average fair values of stock options granted during 2004, 2003 and 2002 were $7.82, $6.78 and $10.36, respectively. At December 31, 2004, a total of 500,500 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 73,025, 125,967 and 100,947 common shares in 2004, 2003 and 2002, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares. The number of restricted stock rights, restricted shares and deferred shares that were awarded in 2004, 2003 and 2002 totaled 371,650, 38,500 and 256,000, respectively.

The company offers a performance unit component under its long-term incentive plan to certain employees in which grants are earned based on company performance measured by several metrics over a three-year performance period. The Compensation Committee of the Board of Directors can elect to make payments that become due in the form of cash or shares of the company's common stock. 34,398, 48,225 and 44,375 performance units have been granted in 2004, 2003 and 2002, respectively. 15,007 performance units were cancelled in 2004. Each performance unit has a cash value of $100.

The number of shares available for future grants for all plans at December 31, 2004, including stock options, is 5,075,782.

10 Financial Instruments

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations, primarily related to anticipated purchases of inventory and equipment. At December 31, 2004 and 2003, the company had forward foreign exchange contracts, all having maturities of less than eighteen months, with notional amounts of $130,794 and $145,590, and fair values of $8,574 and $4,416, respectively. The forward foreign exchange contracts were entered into primarily by the company's domestic entity to manage Euro exposures relative to the U.S. Dollar and its European subsidiaries to manage Euro and U.S. Dollar exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

During 2004, the company entered into interest rate swaps with a total notional value of $80 million to hedge a portion of its fixed-rate debt. Under the terms of the interest rate swaps, the company receives interest at fixed rates and pays interest at variable rates. The maturity dates of the interest rate swaps are January 15, 2008 and February 15, 2010. The fair value of these swaps was $909 at December 31, 2004. The critical terms, such as principal and notional amounts and debt maturity and swap termination dates, coincide resulting in no hedge ineffectiveness. These instruments are designated and qualify as fair value hedges. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized currently in earnings.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's long-term fixed-rate debt, based on quoted market prices, was $549,000 and $533,000 at December 31, 2004 and 2003, respectively. The carrying value of this debt was $539,000 and $546,000.

11 Research and Development

The company performs research and development under company-funded programs and under contracts with the Federal government and others. Expenditures committed to research and development amounted to $58,500, $55,700 and $57,000 for 2004, 2003 and 2002, respectively. Of these amounts, $8,400, $3,300 and $5,600, respectively were funded by others. Expenditures may fluctuate from year to year depending on special projects and needs.

12 Equity Investments

The balances related to investments accounted for under the equity method are reported in miscellaneous receivables and other assets on the consolidated balance sheets, which were approximately $29,800 and $34,000 at December 31, 2004 and 2003, respectively.

Equity investments are reviewed for impairment when circumstances (such as lower-than-expected financial performance or change in strategic direction) indicate that the carrying value of the investment may not be recoverable. If an impairment does exist, the equity investment is written down to its fair value with a corresponding charge to the consolidated statement of income.

During 2000, the company's Steel Group invested in a joint venture, PEL, to commercialize a proprietary technology that converts iron units into engineered iron oxides for use in pigments, coatings and abrasives. In the fourth quarter of 2003, the company concluded its investment in PEL was impaired due to the following indicators of impairment: history of negative cash flow and losses; 2004 operating plan with continued losses and negative cash flow; and the continued required support from the company or another party. In the fourth quarter of 2003, the company recorded a non-cash impairment loss of $45,700, which is reported in other expense-net on the consolidated statement of income.

The company concluded that PEL is a variable interest entity and that the company is the primary beneficiary. In accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," (FIN 46), the company consolidated PEL effective March 31, 2004. The adoption of FIN 46 resulted in a charge, representing the cumulative effect of change in accounting principle, of $948, which is reported in other expense-net on the consolidated statement of income. Also, the adoption of FIN 46 increased the consolidated balance sheet as follows: current assets by $1,659; property, plant and equipment by $11,333; short-term debt by $11,561; accounts payable and other liabilities by $659; and other non-current liabilities by $1,720. All of PEL's assets are collateral for its obligations. Except for PEL's indebtedness for which the company is a guarantor, PEL's creditors have no recourse to the general credit of the company.

(Thousands of dollars, except share data)

13 Retirement and Postretirement Benefit Plans

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2004, the plans had 12,411,755 shares of Timken Company common stock with a fair value of $322,954. Company contributions to the plans, including performance sharing, amounted to $22,801 in 2004; $21,029 in 2003; and $14,603 in 2002. The company paid dividends totaling $6,467 in 2004; $6,763 in 2003; and $6,407 in 2002, to plans holding common shares.

The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care and life insurance plans are noncontributory.

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover eligible associates.

As part of the Torrington purchase agreement, the company agreed to prospectively provide former Torrington associates with substantially comparable retirement benefits for a specified period of time. The active Torrington associates became part of Timken's defined benefit pension plans, but prior service liabilities and defined benefit plan assets remained with IR for the U.S.-based pension plans; however, the company did assume prior service liabilities for certain non-U.S.-based pension plans.

During 2003, the company made revisions, which became effective on January 1, 2004, to certain of its benefit programs for its U.S.-based employees resulting in a pretax curtailment gain of $10,720. Depending on an associate's combined age and years of service with the company, defined benefit pension plan benefits were reduced or replaced by a new defined contribution plan. The company will no longer subsidize retiree medical coverage for those associates who do not meet a threshold of combined age and years of service with the company.

The company uses a measurement date of December 31 to determine pension and other postretirement benefit measurements for the pension plans and other postretirement benefit plans.

The following tables set forth the ***change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet*** of the defined benefit pension and postretirement benefits as of December 31, 2004 and 2003:

	Defined Benefit Pension Plans		Postretirement Plans	
	2004	2003	**2004**	2003
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 2,337,722**	$2,117,144	**$ 802,218**	$ 720,675
Service cost	**37,112**	47,381	**5,751**	6,765
Interest cost	**145,880**	137,242	**48,807**	49,459
Amendments	**1,258**	(2,350)	**2**	(3,586)
Actuarial losses	**197,242**	111,230	**14,890**	20,228
Associate contributions	**962**	821	**-**	-
Acquisition	**-**	34,905	**-**	65,516
International plan exchange rate change	**25,953**	33,278	**222**	479
Curtailment loss (gain)	**-**	1,066	**-**	(8,097)
Benefits paid	**(159,983)**	(142,995)	**(51,295)**	(49,221)
Benefit obligation at end of year	**$ 2,586,146**	$2,337,722	**$ 820,595**	$ 802,218
Change in plan assets[1]				
Fair value of plan assets at beginning of year	**$ 1,548,142**	$1,198,351		
Actual return on plan assets	**234,374**	287,597		
Associate contributions	**962**	821		
Company contributions	**196,951**	173,990		
Acquisition	**-**	7,009		
International plan exchange rate change	**17,823**	22,349		
Benefits paid	**(157,386)**	(141,975)		
Fair value of plan assets at end of year	**$ 1,840,866**	$1,548,142		
Funded status				
Projected benefit obligation in excess of plan assets	**$ (745,280)**	$ (789,580)	**$ (820,595)**	$ (802,218)
Unrecognized net actuarial loss	**739,079**	657,781	**303,244**	307,003
Unrecognized net asset at transition dates, net of amortization	**(598)**	(660)	**-**	-
Unrecognized prior service cost (benefit)	**95,820**	109,421	**(33,016)**	(37,701)
Prepaid (accrued) benefit cost	**$ 89,021**	$ (23,038)	**$ (550,367)**	$ (532,916)
Amounts recognized in the consolidated balance sheet				
Accrued benefit liability	**$ (603,644)**	$ (674,502)	**$ (550,367)**	$ (532,916)
Intangible asset	**92,860**	106,518	**-**	-
Minimum pension liability included in accumulated other comprehensive loss	**599,805**	544,946	**-**	-
Net amount recognized	**$ 89,021**	$ (23,038)	**$ (550,367)**	$ (532,916)

[1] Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

The current portion of accrued pension cost, which is included in salaries, wages and benefits on the consolidated balance sheet, was $135,000 and $197,000 at December 31, 2004 and 2003, respectively. The current portion of accrued postretirement benefit cost, which is included in salaries, wages and benefits on the consolidated balance sheet, was $60,000 and $55,950 at December 31, 2004 and 2003, respectively.

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

13 Retirement and Postretirement Benefit Plans (continued)

2004 solid investment performance, which primarily reflected higher stock market returns, increased the company's pension fund asset values. At the same time, the company's defined benefit pension liability also increased as a result of lowering the discount rate from 6.3% to 6.0%.

The accumulated benefit obligations at December 31, 2004 exceeded the market value of plan assets for the majority of the company's plans. For these plans, the projected benefit obligation was $2,555,000; the accumulated benefit obligation was $2,425,000; and the fair value of plan assets was $1,813,000 at December 31, 2004.

In 2004, as a result of increases in the company's defined benefit pension liability, the company recorded additional minimum pension liability of $54,859 and a non-cash after tax charge to accumulated other comprehensive loss of $36,468.

For 2005 expense, the company's discount rate has been reduced from 6.3% to 6.0%. This change will result in an increase in 2005 pretax pension expense of approximately $5,000.

On September 10, 2002, the company issued 3,000,000 shares of its common stock to The Timken Company Collective Investment Trust for Retirement Trusts (Trust) as a contribution to three company-sponsored pension plans. The fair market value of the 3,000,000 shares of common stock contributed to the Trust was approximately $54,500, which consisted of 2,766,955 shares of the company's treasury stock and 233,045 shares issued from authorized common stock. As of December 31, 2004, the company's defined benefit pension plans held 1,313,000 common shares with fair value of $34,164. The company paid dividends totaling $927 in 2004 to plans holding common shares.

The following table summarizes the ***assumptions*** used by the consulting actuary and the ***related benefit cost*** information:

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Assumptions						
Discount rate	**6.0%**	6.3%	6.6%	**6.0%**	6.3%	6.6%
Future compensation assumption	**3% to 4%**	3% to 4%	3% to 4%			
Expected long-term return on plan assets	**8.75%**	8.75%	9.5%			
Components of net periodic benefit cost						
Service cost	**$ 37,112**	$ 47,381	$ 36,115	**$ 5,751**	$ 6,765	$ 4,357
Interest cost	**145,880**	137,242	132,846	**48,807**	49,459	47,505
Expected return on plan assets	**(146,199)**	(133,474)	(135,179)	**-**	-	-
Amortization of prior service cost	**15,137**	18,506	19,725	**(4,683)**	(5,700)	(6,408)
Recognized net actuarial loss	**33,075**	19,197	473	**17,628**	14,997	11,827
Curtailment loss (gain)	**-**	560	6,706	**-**	(8,856)	871
Amortization of transition asset	**(106)**	(574)	(1,143)	**-**	-	-
Net periodic benefit cost	**$ 84,899**	$ 88,838	$ 59,543	**$ 67,503**	$ 56,665	$ 58,152

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 10.0% for 2005, declining gradually to 5.0% in 2010 and thereafter; and 12.75% for 2005, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits.

The assumed health care cost trend rate may have a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would increase the 2004 total service and interest cost components by $1,807 and would increase the postretirement benefit obligation by $29,662. A one-percentage-point decrease would provide corresponding reductions of $1,616 and $26,759, respectively.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription plans. The company believes that it offers "actuarially equivalent" prescription plans. In accordance with FASB Staff Position 106-1, as updated by 106-2, all measures of the APBO or net periodic postretirement benefit cost in the financial statements or accompanying notes reflect the effects of the Act on the plan for the entire fiscal year.

For the year 2004, the effect on the accumulated postretirement benefit obligation attributed to past service as of January 1, 2004 is a reduction of $30,663 and the effect on the amortization of actuarial losses, service cost, and interest cost components of net periodic benefit cost is a reduction of $4,148. No Medicare subsidies were received in 2004.

Plan Assets:

The company's pension asset allocation at December 31, 2004 and 2003, and target allocation are as follows:

	Current Target Allocation	Percentage of Pension Plan Assets at December 31	
Asset Category	**2005**	2004	2003
Equity securities	**60% to 70%**	68%	70%
Debt securities	**30% to 40%**	32%	30%
Total	**100%**	100%	100%

The company recognizes its overall responsibility to ensure that the assets of its various pension plans are managed effectively and prudently and in compliance with its policy guidelines and all applicable laws. Preservation of capital is important; however, the company also recognizes that appropriate levels of risk are necessary to allow its investment managers to achieve satisfactory long-term results consistent with the objectives and the fiduciary character of the pension funds. Asset allocation is established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expected rate of return for the investment portfolio is based on expected rates of return for various asset classes as well as historical asset class and fund performance.

Cash Flows:

Employer Contributions to Defined Benefit Plans

2003	$ 173,990
2004	$ 196,951
2005 (expected)	$ 135,000

Future benefit payments are expected to be as follows:

Benefit Payments	**Pension Benefits**	**Postretirement Benefits**		
		Gross	**Expected Medicare Subsidies**	**Net Including Medicare Subsidies**
2005	$ 154,034	$ 59,732	$ -	$ 59,732
2006	$ 155,267	$ 63,181	$ 2,179	$ 61,002
2007	$ 157,066	$ 65,620	$ 2,340	$ 63,280
2008	$ 160,036	$ 67,696	$ 2,493	$ 65,203
2009	$ 163,258	$ 69,595	$ 2,619	$ 66,976
2010-2014	$ 884,177	$ 349,879	$ 14,091	$ 335,788

The accumulated benefit obligation was $2,451,345 and $2,227,003 at December 31, 2004 and 2003, respectively.

(Thousands of dollars, except share data)

14 Segment Information

Description of types of products and services from which each reportable segment derives its revenues

The company's reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The company has three reportable segments: Automotive, Industrial and Steel Groups.

Beginning in the first quarter of 2003, the company reorganized two of its reportable segments – the Automotive and Industrial Groups. Timken's automotive aftermarket business is now part of the Industrial Group, which manages the combined distribution operations. The company's sales to emerging markets, principally in central and eastern Europe and Asia, previously were reported as part of the Industrial Group. Emerging market sales to automotive original equipment manufacturers are now included in the Automotive Group.

The Automotive Group includes sales of bearings and other products and services (other than steel) to automotive original equipment manufacturers for passenger cars, trucks and trailers. The Industrial Group includes sales of bearings and other products and services (other than steel) to a diverse customer base, including: industrial equipment; off-highway; rail; and aerospace and defense customers. The company's bearing products are used in a variety of products and applications including passenger cars, trucks, aircraft wheels, locomotive and railroad cars, machine tools, rolling mills and farm and construction equipment, in aircraft, missile guidance systems, computer peripherals and medical instruments.

Steel Group includes sales of intermediate alloy, vacuum processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products, including precision steel components. A significant portion of the company's steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company's distribution facilities.

Measurement of segment profit or loss and segment assets

The company evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of each Group is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, allocated receipts received or payments made under the CDSOA, loss on dissolution of subsidiary, acquisition-related currency exchange gains, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers.

Factors used by management to identify the enterprise's reportable segments

In the previous years' Segment Information note to consolidated financial statements, the company reported net sales by geographic area based on the location of its selling subsidiary. In 2004, the company changed its reporting of net sales by geographic area to be more reflective of how the company operates its segments, which is by the destination of net sales. Net sales by geographic area for 2003 and 2002 have been reclassified to conform to the 2004 presentation. Non-current assets by geographic area are reported by the location of the subsidiary.

Geographic Financial Information	**United States**	**Europe**	**Other Countries**	**Consolidated**
2004				
Net sales	**$ 3,114,138**	**$ 784,778**	**$ 614,755**	**$ 4,513,671**
Non-current assets	**1,536,859**	**410,407**	**257,943**	**2,205,209**
2003				
Net sales	$ 2,673,007	$ 648,412	$ 466,678	$ 3,788,097
Non-current assets	1,753,221	365,969	193,494	2,312,684
2002				
Net sales	$ 1,876,696	$ 347,220	$ 326,159	$ 2,550,075
Non-current assets	1,472,680	223,348	84,036	1,780,064

Segment Financial Information	**2004**	2003	2002
Automotive Group			
Net sales to external customers	**$ 1,582,226**	$ 1,396,104	$ 752,763
Depreciation and amortization	**78,100**	82,958	33,866
EBIT as adjusted	**15,919**	15,685	11,095
Capital expenditures	**73,385**	71,294	34,948
Assets employed at year-end	**1,280,979**	1,180,537	663,864
Industrial Group			
Net sales to external customers	**$ 1,709,770**	$ 1,498,832	$ 971,534
Intersegment sales	**1,437**	837	-
Depreciation and amortization	**71,352**	61,018	45,429
EBIT, as adjusted	**177,913**	128,031	73,040
Capital expenditures	**49,721**	33,724	32,178
Assets employed at year-end	**1,680,175**	1,617,898	1,105,684
Steel Group			
Net sales to external customers	**$ 1,221,675**	$ 893,161	$ 825,778
Intersegment sales	**161,941**	133,356	155,500
Depreciation and amortization	**59,979**	64,875	67,240
EBIT (loss), as adjusted	**54,756**	(6,043)	32,520
Capital expenditures	**23,907**	24,297	23,547
Assets employed at year-end	**977,346**	891,354	978,808
Total			
Net sales to external customers	**$ 4,513,671**	$ 3,788,097	$ 2,550,075
Depreciation and amortization	**209,431**	208,851	146,535
EBIT, as adjusted	**248,588**	137,673	116,655
Capital expenditures	**147,013**	129,315	90,673
Assets employed at year-end	**3,938,500**	3,689,789	2,748,356
Reconciliation to Income Before Income Taxes			
Total EBIT, as adjusted, for reportable segments	**$ 248,588**	$ 137,673	$ 116,655
Impairment and restructuring	**(13,434)**	(19,154)	(32,143)
Integration/Reorganization expenses	**(27,025)**	(33,913)	(18,445)
(Loss) gain on sale of assets	**(734)**	1,996	-
CDSOA net receipts, net of expenses	**44,429**	65,559	50,202
Acquisition-related unrealized currency exchange gains	**-**	1,696	-
Impairment charge for investment in PEL	**-**	(45,730)	-
Gain on sale of real estate	**22,509**	-	-
Loss on dissolution of subsidiary	**(16,186)**	-	-
Loss on sale of business	**(5,399)**	-	-
Adoption of FIN 46 for investment in PEL	**(948)**	-	-
Other	**(719)**	-	-
Interest expense	**(50,834)**	(48,401)	(31,540)
Interest income	**1,397**	1,123	1,676
Intersegment adjustments	**(1,865)**	(47)	(887)
Income before income taxes and cumulative effect of change in accounting principle	**$ 199,779**	$ 60,802	$ 85,518

(Thousands of dollars, except share data)

15 Income Taxes

For financial statement reporting purposes, income before income taxes, based on geographic location of the operation to which such earnings are attributable, is provided below. The Timken Company has elected to treat certain foreign entities as branches for US income tax purposes, therefore pretax income by location is not directly related to pretax income as reported to the respective taxing jurisdictions.

	Income before income taxes		
	2004	2003	2002
United States	**$165,392**	$ 53,560	$191,105
Non- United States	**$ 34,387**	$ 7,242	$(105,587)
Income before income taxes	**$199,779**	$ 60,802	$ 85,518

The provision (credit) for ***income taxes*** consisted of the following:

	2004		2003		2002	
	Current	**Deferred**	**Current**	**Deferred**	**Current**	**Deferred**
United States:						
Federal	**$ (12,976)**	**$ 53,646**	$ -	$ 48	$ 5,220	$ 17,808
State and local	**4,078**	**1,063**	1,020	1,271	3,936	(1,682)
Foreign	**10,982**	**7,330**	18,895	3,087	7,661	1,124
	$ 2,084	**$ 62,039**	$ 19,915	$ 4,406	$ 16,817	$ 17,250

The company made income tax payments of approximately $49,758 and $13,830 in 2004 and 2003, respectively. During 2002, the company received income tax refunds of approximately $27,000. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

Following is the ***reconciliation*** between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before income taxes:

	2004	2003	2002
Income tax at the statutory federal rate	**$ 69,922**	$ 21,281	$ 29,931
Adjustments:			
State and local income taxes, net of federal tax benefit	**3,743**	1,489	1,465
Tax on foreign remittances	**4,164**	3,027	2,225
Losses without current tax benefits	**28,630**	8,866	3,598
Foreign Jurisdictions with different tax rates	**(6,123)**	(2,824)	664
Deductible dividends paid to ESOP	**(2,013)**	(1,975)	(2,137)
Extraterritorial Income Benefit	**(2,308)**	(8,626)	(980)
Tax Holiday	**(4,505)**	(2,166)	-
Settlements of prior year liabilities	**(12,673)**	500	2,548
Change in tax status of certain entities	**(11,954)**	-	-
Other items	**(2,760)**	4,749	(3,247)
Provision for income taxes	**$ 64,123**	$ 24,321	$ 34,067
Effective income tax rate	**32.1%**	40%	40%

In connection with various investment arrangements, the Company has a "holiday" from income taxes in the Czech Republic and China. These agreements were new to the Company in 2003 and expire in 2010 and 2007, respectively. In total, the agreements reduced income tax expenses by $4,500 in 2004 and $2,200 in 2003. These savings resulted in an increase to earnings per diluted share of $0.05 in 2004 and $0.03 in 2003.

The effect of temporary differences giving rise to ***deferred tax assets and liabilities*** at December 31, 2004 and 2003 were as follows:

	2004	2003
Deferred tax assets:		
Accrued postretirement benefits cost	**$ 198,210**	$192,860
Accrued pension cost	**166,525**	145,451
Inventory	**27,832**	16,660
Benefit accruals	**14,479**	22,908
Tax loss and credit carryforwards	**170,799**	205,086
Other–net	**17,302**	10,539
Valuation allowance	**(129,328)**	(100,851)
	465,819	492,653
Deferred tax liability – depreciation & amortization	**(298,918)**	(293,580)
Net deferred tax asset	**$ 166,901**	$199,073

The company has U.S. loss carryforwards with tax benefits totaling $79,800. These losses will start to expire in 2021. In addition, the company has loss carryforward tax benefits in various foreign jurisdictions of $62,100 with various expiration dates and state and local loss carryforward tax benefits of $15,100, which will begin to expire in 2014. The company has provided a $100,800 valuation against certain U.S. and foreign loss carryforward tax benefits, a $12,200 valuation against other deferred tax assets of certain foreign subsidiaries, and a $12,200 valuation against the state and local loss carryforward tax benefits.

The company has a research tax credit carryforward of $3,400, an AMT credit carryforward of $5,200 and state income tax credits of $4,900. The research tax credits will expire annually between 2019 and 2023 and the AMT credits do not have any expiration date. The state income tax credits will expire at various intervals beginning in 2004 and have a $4,100 valuation against them.

Prior to the American Jobs Creation Act of 2004, the company planned to reinvest undistributed earnings of all non-U.S. subsidiaries. The amount of undistributed earnings for this purpose was approximately $185,000 at December 31, 2004.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. This deduction is subject to a number of limitations. As such, the company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. The company expects to finalize its assessment by June 30, 2005.

Report of Management on Internal Control Over Financial Reporting

The management of The Timken Company is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Timken's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Timken management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under COSO's "Internal Control-Integrated Framework," management believes that, as of December 31, 2004, Timken's internal control over financial reporting is effective.

Ernst & Young LLP, independent registered public accounting firm, has issued an audit report on our assessment of Timken's internal control over financial reporting. This report appears on page 63.



James W. Griffith
President and
Chief Executive Officer



Glenn A. Eisenberg
Executive Vice President –
Finance and Administration

Management Certifications

James W. Griffith, President and Chief Executive Officer of Timken, has certified to the New York Stock Exchange that he is not aware of any violation by Timken of New York Stock Exchange corporate governance standards.

Section 302 of the Sarbanes-Oxley Act of 2002 requires Timken's principal executive officer and principal financial officer to file certain certifications with the Securities and Exchange Commission relating to the quality of Timken's public disclosures. These certifications are filed as exhibits to Timken's Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Timken Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion thereon.



Cleveland, Ohio
February 28, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
The Timken Company

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The Timken Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Timken Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Timken Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Timken Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Timken Company as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of The Timken Company and our report dated February 28, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
February 28, 2005

Forward-Looking Statements

Certain statements set forth in this annual report (including the company's forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular the Corporate Profile on pages 3 through 4 and Management's Discussion and Analysis on pages 19 through 37 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) risks associated with the acquisition of Torrington, including the uncertainties in both timing and amount of actual benefits, if any, that may be realized as a result of the integration of the Torrington business with the company's operations and the timing and amount of the resources required to achieve those benefits.

b) changes in world economic conditions, including additional adverse effects from terrorism or hostilities. This includes, but is not limited to, political risks associated with the potential instability of governments and legal systems in countries in which the company or its customers conduct business and significant changes in currency valuations.

c) the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which the company operates. This includes the ability of the company to respond to the rapid improvement in the industrial market, the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market.

d) competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors and new technology that may impact the way the company's products are sold or distributed.

e) changes in operating costs. This includes: the effect of changes in the company's manufacturing processes; changes in costs associated with varying levels of operations; higher cost and availability of raw materials and energy; the company's ability to mitigate the impact of higher material costs through surcharges and/or price increases; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; and changes in the cost of labor and benefits.

f) the success of the company's operating plans, including its ability to achieve the benefits from its manufacturing transformation, and administrative cost reduction initiatives as well as its ongoing continuous improvement and rationalization programs; the ability of acquired companies to achieve satisfactory operating results; and its ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business.

g) the success of the company's plans concerning the transfer of bearing production from Canton, including the possibility that the transfer of production will not achieve the desired results, the possibility of disruption in the supply of bearings during the process, and the outcome of the company's discussions with the union that represents company associates at the affected facilities.

h) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to intellectual property, product liability or warranty and environmental issues.

i) changes in worldwide financial markets, including interest rates to the extent they affect the company's ability to raise capital or increase the company's cost of funds, have an impact on the overall performance of the company's pension fund investments and/or cause changes in the economy which affect customer demand.

Additional risks relating to the company's business, the industries in which the company operates or the company's common stock may be described from time to time in the company's filings with the SEC. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond the company's control.

Except as required by the federal securities laws, the company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Quarterly Financial Data

2004	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Share[1] Basic	Earnings per Share[1] Diluted	Dividends per Share
(Thousands of dollars, except per share data)							
Q1	**$ 1,098,785**	**$ 202,523**	**$ 730**	**$ 28,470**	**$ .32**	**$ .32**	**$ .13**
Q2	**1,130,287**	**205,587**	**329**	**25,341**	**.28**	**.28**	**.13**
Q3	**1,096,724**	**184,045**	**2,939**	**17,463**	**.19**	**.19**	**.13**
Q4	**1,187,875**	**246,430**	**9,436**	**64,382[2][5]**	**.71**	**.71**	**.13**
	$ 4,513,671	**$ 838,585**	**$ 13,434**	**$ 135,656**	**$ 1.51**	**$ 1.49**	**$ .52**

2003	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Share[1] Basic	Earnings per Share[1] Diluted	Dividends per Share
(Thousands of dollars, except per share data)							
Q1	$ 838,007	$ 137,762[3]	$ -	$ 11,339	$ .15	$ .15	$ .13
Q2	990,253	158,069	853	3,921	.05	.05	.13
Q3	938,012	147,610	1,883	(1,275)	(.01)	(.01)	.13
Q4	1,021,825	195,677	16,418	22,496[2][4]	.26	.25	.13
	$ 3,788,097	$ 639,118[3]	$ 19,154	$ 36,481	$ .44	$ .44	$ .52

[1] Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

[2] Includes receipt (net of expenses) of $44.4 million and $65.6 million in 2004 and 2003 resulting from the U.S. Continued Dumping and Subsidy Offset Act.

[3] Gross profit for 2003 includes a reclassification of $7.5 million from cost of products sold to selling administrative and general expenses for Torrington engineering and research and development expenses to be consistent with the company's 2004 cost classification methodology.

[4] Includes $45.7 million for write-off of investment in joint venture, PEL.

[5] Includes $17.1 million for the gain on sale of non-strategic assets and $16.2 million for the loss on dissolution of a subsidiary.

2004 Stock Prices

	High	**Low**
Q1	**$24.70**	**$18.74**
Q2	**26.49**	**20.81**
Q3	**26.49**	**22.50**
Q4	**27.50**	**22.82**

2003 Stock Prices

	High	Low
Q1	$20.46	$14.88
Q2	18.50	15.59
Q3	19.25	14.55
Q4	20.32	15.31

Summary of Operations and Other Comparative Data

(Thousands of dollars, except per share data)	2004	2003	2002	2001
Statements of Income				
Net sales:				
Automotive Bearings	**$ 1,582,226**	$ 1,396,104	$ 752,763	$ 642,943
Industrial Bearings	**1,709,770**	1,498,832	971,534	990,365
Total Bearings	**3,291,996**	2,894,936	1,724,297	1,633,308
Steel	**1,221,675**	893,161	825,778	813,870
Total net sales	**4,513,671**	3,788,097	2,550,075	2,447,178
Gross profit	**838,585**	639,118[6]	469,577	400,720
Selling, administrative and general expenses	**587,923**	521,717[6]	358,866	363,683
Impairment and restructuring charges	**13,434**	19,154	32,143	54,689
Operating income (loss)	**237,228**	98,247	78,568	(17,652)
Other income (expense) - net	**11,988**	9,833	36,814	22,061
Earnings before interest and taxes (EBIT)[1]	**249,216**	108,080	115,382	4,409
Interest expense	**50,834**	48,401	31,540	33,401
Income (loss) before cumulative effect of accounting changes	**135,656**	36,481	51,451	(41,666)
Net income (loss)	**$ 135,656**	$ 36,481	$ 38,749	$ (41,666)
Balance Sheets				
Inventory	**$ 874,833**	$ 695,946	$ 488,923	$ 429,231
Working capital	**691,964**	375,637	334,222	187,224
Property, plant and equipment – net	**1,582,957**	1,610,848	1,226,244	1,305,345
Total assets	**3,938,500**	3,689,789	2,748,356	2,533,084
Total debt:				
Commercial paper	**-**	-	8,999	1,962
Short-term debt	**157,417**	114,469	78,354	84,468
Current portion of long-term debt	**1,273**	6,725	23,781	42,434
Long-term debt	**620,634**	613,446	350,085	368,151
Total debt	**779,324**	734,640	461,219	497,015
Net debt:				
Total debt	**779,324**	734,640	461,219	497,015
Less: cash and cash equivalents	**(50,967)**	(28,626)	(82,050)	(33,392)
Net debt[5]	**728,357**	706,014	379,169	463,623
Total liabilities	**2,668,652**	2,600,162	2,139,270	1,751,349
Shareholders' equity	**$ 1,269,848**	$ 1,089,627	$ 609,086	$ 781,735
Capital:				
Net debt	**728,357**	706,014	379,169	463,623
Shareholders' equity	**1,269,848**	1,089,627	609,086	781,735
Capital	**1,998,205**	1,795,641	988,255	1,245,358
Other Comparative Data				
Net income (loss) / Total assets	**3.4%**	1.0%	1.4%	(1.6)%
Net income (loss) / Net sales	**3.0%**	1.0%	1.5%	(1.7)%
EBIT / Net sales	**5.5%**	2.9%	4.5%	0.2%
EBIT / Beginning invested capital [2]	**9.7%**	5.6%	6.0%	0.2%
Beginning invested capital:				
Total assets	**3,689,789**	2,748,356	2,533,084	2,564,105
Less: cash and cash equivalents	**(28,626)**	(82,050)	(33,392)	(10,927)
Current portion of deferred income taxes	**(50,271)**	(36,003)	(42,895)	(43,094)
Long term portion of deferred income taxes	**(148,802)**	(169,051)	(27,164)	-
Accounts payable and other liabilities	**(425,157)**	(296,543)	(258,001)	(239,182)
Salaries, wages and benefits	**(376,603)**	(222,546)	(254,291)	(137,320)
Accrued pension cost	**-**	-	-	-
Accrued postretirement benefits cost	**-**	-	-	-
Income taxes	**(78,514)**	(3,847)	-	(1,527)
Beginning invested capital	**2,581,816**	1,938,316	1,917,341	2,132,055
Net sales per associate [3]	**$ 173.6**	$ 172.0	$ 139.0	$ 124.8
Capital expenditures	**$ 147,013**	$ 129,315	$ 90,673	$ 102,347
Depreciation and amortization	**$ 209,431**	$ 208,851	$ 146,535	$ 152,467
Capital expenditures / Net sales	**3.3%**	3.4%	3.6%	4.2%
Dividends per share	**$ 0.52**	$ 0.52	$ 0.52	$ 0.67
Earnings per share [4]	**$ 1.51**	$ 0.44	$ 0.63	$ (0.69)
Earnings per share - assuming dilution [4]	**$ 1.49**	$ 0.44	$ 0.62	$ (0.69)
Net debt to capital [5]	**36.5%**	39.3%	38.4%	37.2%
Number of associates at year-end	**25,931**	26,073	17,963	18,735
Number of shareholders [9]	**42,484**	42,184	44,057	39,919

[1] EBIT is defined as operating income plus other income (expense) - net.

[2] The company uses EBIT/Beginning invested capital as a type of ratio that indicates return on capital. EBIT is defined as operating income plus other income (expense) - net. Beginning invested capital is calculated as total assets less the following balance sheet line items: cash and cash equivalents; the current and long-term portions of deferred income taxes; accounts payable and other liabilities; salaries, wages and benefits; and income taxes.

[3] Based on the average number of associates employed during the year.

[4] Based on the average number of shares outstanding during the year and includes the cumulative effect of accounting change in 2002, which related to the adoption of SFAS No. 142.

[5] The company presents net debt because it believes net debt is more representative of the company's indicative financial position due to temporary changes in cash and cash equivalents.

2000	1999	1998	1997	1996	1995
$ 839,838[7]	$ [8]	$ [8]	$ [8]	$ [8]	$ [8]
923,477[7]	[8]	[8]	[8]	[8]	[8]
1,763,315	1,759,871	1,797,745	1,718,876	1,598,040	1,524,728
879,693	735,163	882,096	898,686	796,717	705,776
2,643,008	2,495,034	2,679,841	2,617,562	2,394,757	2,230,504
500,873	492,668	581,655	612,188	566,363	507,041
367,499	359,910	356,672	332,419	319,458	304,046
27,754	-	-	-	-	-
105,620	132,758	224,983	279,769	246,905	202,995
(6,580)	(9,638)	(16,117)	6,005	(3,747)	(10,229)
99,040	123,120	208,866	286,766	242,304	197,957
31,922	27,225	26,502	21,432	17,899	19,813
45,888	62,624	114,537	171,419	138,937	112,350
$ 45,888	$ 62,624	$ 114,537	$ 171,419	$ 138,937	$ 112,350
$ 489,549	$ 446,588	$ 457,246	$ 445,853	$ 419,507	$ 367,889
311,090	348,455	359,914	275,607	265,685	247,895
1,363,772	1,381,474	1,349,539	1,220,516	1,094,329	1,039,382
2,564,105	2,441,318	2,450,031	2,326,550	2,071,338	1,925,925
76,930	35,937	29,873	71,566	46,977	5,037
105,519	81,296	96,720	61,399	59,457	54,727
26,974	5,314	17,719	23,620	30,396	314
305,181	327,343	325,086	202,846	165,835	151,154
514,604	449,890	469,398	359,431	302,665	211,232
514,604	449,890	469,398	359,431	302,665	211,232
(10,927)	(7,906)	(320)	(9,824)	(5,342)	(7,262)
503,677	441,984	469,078	349,607	297,323	203,970
1,559,423	1,395,337	1,393,950	1,294,474	1,149,110	1,104,747
$ 1,004,682	$ 1,045,981	$ 1,056,081	$ 1,032,076	$ 922,228	$ 821,178
503,677	441,984	469,078	349,607	297,323	203,970
1,004,682	1,045,981	1,056,081	1,032,076	922,228	821,178
1,508,359	1,487,965	1,525,159	1,381,683	1,219,551	1,025,148
1.8%	2.6%	4.7%	7.4%	6.7%	5.8%
1.7%	2.5%	4.3%	6.5%	5.8%	5.0%
3.7%	4.9%	7.8%	11.0%	10.1%	8.9%
4.9%	6.0%	11.4%	17.7%	16.9%	14.1%
2,441,318	2,450,031	2,326,550	2,071,338	1,925,925	1,858,734
(7,906)	(320)	(9,824)	(5,342)	(7,262)	(12,121)
(39,706)	(42,288)	(42,071)	(54,852)	(50,183)	(49,222)
-	(20,409)	(26,605)	(3,803)	(31,176)	(45,395)
(236,602)	(221,823)	(253,033)	(237,020)	(229,096)	(216,568)
(120,295)	(106,999)	(134,390)	(86,556)	(76,460)	(68,812)
-	-	-	(18,724)	(43,241)	(29,502)
-	-	-	(19,746)	(22,765)	(21,932)
(5,627)	(17,289)	(22,953)	(29,072)	(30,723)	(13,198)
2,031,182	2,040,903	1,837,674	1,616,223	1,435,019	1,401,984
$ 127.9	$ 119.1	$ 127.5	$ 130.5	$ 132.4	$ 134.2
$ 162,717	$ 173,222	$ 258,621	$ 229,932	$ 155,925	$ 131,188
$ 151,047	$ 149,949	$ 139,833	$ 134,431	$ 126,457	$ 123,409
6.2%	6.9%	9.7%	8.8%	6.5%	5.9%
$ 0.72	$ 0.72	$ 0.72	$ 0.66	$ 0.60	$ 0.56
$ 0.76	$ 1.01	$ 1.84	$ 2.73	$ 2.21	$ 1.80
$ 0.76	$ 1.01	$ 1.82	$ 2.69	$ 2.19	$ 1.78
33.4%	29.7%	30.8%	25.3%	24.4%	19.9%
20,474	20,856	21,046	20,994	19,130	17,034
42,661	42,907	45,942	46,394	31,813	26,792

[6] Gross profit for 2003 included a reclassification of $7.5 million from cost of products sold to selling, administrative and general expenses for Torrington engineering and research and development expenses to be consistent with the company's 2004 cost classification methodology.

[7] It is impractical for Timken to reflect 2000 segment financial information related to the 2003 reorganization of its Automotive and Industrial Groups, as this structure was not in place at the time.

[8] It is impracticable for the company to restate prior year segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place until 2000.

[9] Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

Board of Directors




W.R. Timken, Jr.
James W. Griffith

Robert W. Mahoney
Frank C. Sullivan
Ward J. Timken








Phillip R. Cox
Jay A. Precourt





Jacqueline F. Woods
Ward J. Timken, Jr.
John M. Timken, Jr.

Joseph F. Toot, Jr.
John A. Luke, Jr.




W.R. Timken, Jr., Director since 1965
Chairman – Board of Directors
The Timken Company

Phillip R. Cox, Director since 2004 (A)
President and Chief Executive Officer
Cox Financial Corporation (Cincinnati, Ohio)

James W. Griffith, Director since 1999
President and Chief Executive Officer
The Timken Company

Jerry J. Jasinowski, Director since 2004 (C, N)
President
The Manufacturing Institute (Washington, D.C.)

John A. Luke, Jr., Director since 1999 (C, N)
Chairman and Chief Executive Officer
MeadWestvaco (New York, New York)

Robert W. Mahoney, Director since 1992 (A, N)
Retired Chairman
Diebold, Incorporated (North Canton, Ohio)

Jay A. Precourt, Director since 1996 (A)
Chairman and Chief Executive Officer
ScissorTail Energy (Vail, Colorado)
Chairman of the Board
Hermes Consolidated Inc. (Denver, Colorado)

Joseph W. Ralston, Director since 2003 (A, C)
Vice Chairman
The Cohen Group (Washington, D.C.)

Frank C. Sullivan, Director since 2003 (A)
President and Chief Executive Officer
RPM International Inc. (Medina, Ohio)

John M. Timken, Jr., Director since 1986 (A)
Private Investor (Old Saybrook, Connecticut)

Ward J. Timken, Director since 1971
President
Timken Foundation

Ward J. Timken, Jr., Director since 2002
Executive Vice President and President – Steel
The Timken Company

Joseph F. Toot, Jr., Director since 1968
Retired President and Chief Executive Officer
The Timken Company

Jacqueline F. Woods, Director since 2000 (C, N)
Retired President
SBC Ohio (Cleveland, Ohio)

(A) Member of Audit Committee
(C) Member of Compensation Committee
(N) Member of Nominating and Corporate Governance Committee





Joseph W. Ralston
Jerry J. Jasinowski

Officers and Executives

James W. Griffith*
President and Chief Executive Officer

Glenn A. Eisenberg*
Executive Vice President –
Finance and Administration

Sallie B. Bailey*
Senior Vice President – Finance and Controller

Jerry C. Begue
Managing Director – Europe

William R. Burkhart*
Senior Vice President and General Counsel

Charles M. Byrnes, Jr.
Vice President – Purchasing

Christopher A. Coughlin
Senior Vice President – Project ONE

Donna J. Demerling
Senior Vice President – Supply Chain
Transformation

Jon T. Elsasser
Senior Vice President
and Chief Information Officer

Robert J. Lapp
Vice President – Government Affairs

Roger W. Lindsay
Senior Vice President – Asia Pacific

Debra L. Miller
Senior Vice President – Communications
and Community Affairs

Salvatore J. Miraglia, Jr.*
Senior Vice President – Technology

Donald J. Remboski
Vice President – Product Innovation

Mark J. Samolczyk
Senior Vice President – Corporate Planning
and Development

Scott A. Scherff
Corporate Secretary
and Assistant General Counsel

Michael T. Schilling
Vice President – Corporate Development

John C. Skurek
Vice President – Treasury

Burkhard Stumpf
Vice President – Process and Advanced
Process Technologies

Dennis R. Vernier
Vice President – Auditing

Donald L. Walker
Senior Vice President – Human Resources
and Organizational Advancement

Automotive Group

Jacqueline A. Dedo*
President – Automotive Group

Richard D. Adams
Vice President – Automotive –
Global Business Development

H. Roger Ellis
Vice President – Operations – Automotive

Robert W. Logston
Vice President – Automotive – Powertrain

Marc A. Weston
Vice President – Automotive – Chassis

Industrial Group

Michael C. Arnold*
President – Industrial Group

Michael J. Connors
Vice President – Industrial Equipment

Thomas O. Dwyer
Vice President – Off-Highway

Mathew W. Happach
Vice President – Rail

Michael J. Hill
Vice President – Manufacturing – Industrial

J. Ron Menning
Vice President – Aerospace, Consumer
and Super Precision

Daniel E. Muller
Vice President – Distribution Management

Steel Group

Ward J. Timken, Jr.*
Executive Vice President and President –
Steel Group

Hans J. Sack
President – Specialty Steel

Cengiz S. Kurkcu
President – Precision Steel Components

Nicholas P. Luchitz
Vice President – Steel Manufacturing

Linn B. Osterman
Vice President – Sales and Marketing –
Alloy Steel

*Required to file reports under Section 16 of the
Securities Exchange Act of 1934.

Shareholder Information

Corporate Offices
The Timken Company
1835 Dueber Ave., S.W.
Canton, Ohio 44706-2798

330-438-3000
www.timken.com

Annual Meeting of Shareholders
Tuesday, April 19, 2005, 10 a.m., Corporate Offices.
Direct meeting inquiries to Scott A. Scherff, corporate secretary and assistant general counsel, at 330-471-4226.

Shareholder Information
Dividends on common stock are generally payable in March, June, September and December.

The Timken Company offers an open enrollment dividend reinvestment and stock purchase plan through its transfer agent. This program allows current shareholders and new investors the opportunity to purchase shares of common stock without a broker.

Shareholders of record may increase their investment in the company by reinvesting their dividends at no cost. Shares held in the name of a broker must be transferred to the shareholder's name to permit reinvestment.

Please direct inquiries to:

National City Bank Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946

Inquiries concerning dividend payments, change of address or lost certificates should be directed to National City Bank at 1-800-622-6757.
e-mail: shareholder.inquiries@nationalcity.com

Transfer Agent and Registrar
National City Bank Shareholder Services
P.O. Box 92301
Cleveland, Ohio 44193-0900
www.nationalcitystocktransfer.com

Independent Auditors
Ernst & Young LLP
1300 Huntington Building
925 Euclid Ave.
Cleveland, Ohio 44115-1476

Stock Listing
New York Stock Exchange trading symbol, "TKR." Abbreviation used in most newspaper stock listings is "Timken."

Publications
The Annual Meeting Notice, Proxy Statement and Proxy Card are mailed to shareholders in March.

Copies of Forms 10-K and 10-Q may be obtained from the company's Web site, **www.timken.com/investors,** or by written request at no charge from:

The Timken Company
Shareholder Relations, GNE-04
P.O. Box 6928
Canton, Ohio 44706-0928

Trademarks
AP-2™, Spexx® and Timken® are trademarks of The Timken Company.

Printed on Recycled Paper

TIMKEN

© 2005 The Timken Company
www.timken.com
Printed in the U.S.A.
70M-3-05-05 Order No. 1455